UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934

For the month of December 2004

Commission File Number 1-15032

Enodis plc
(Registrant’s name in English)

Washington House, 40-41 Conduit Street
London, W1S 2YQ, United Kingdom
(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

     Form 20-F:         Form 40-F:

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: No:

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: No:

     Indicate by check mark whether the registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: No:

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

Explanatory Note:

     Following is the text of Enodis plc’s U.K. Annual Report and Accounts 2004.

Annual report + accounts 2004

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01	Our mission and focus	27	Corporate governance	37	Group profit and loss account	43	Notes to the accounts
02	Chairman’s statement	30	Directors’ remuneration report	37	Statement of total recognised	65	US GAAP reconciliation
03	Customer solutions	35	Statement of Directors’		gains and losses	67	Other unaudited information
14	Chief Executive Officer’s review		responsibilities in respect of	38	Group and Company balance sheets	68	Five year summary
18	Financial review		the financial statements	39	Group cash flow statement	68	Holders of Company securities
23	Human resources review	36	Independent Auditors’ report	40	Notes to the Group cash flow	IBC	Financial calendar 2004/05
24	The Directors		to the members of Enodis plc		statement	IBC	Corporate information
25	Directors’ report			41	Accounting policies

£656.1m
Turnover (2003: £679.4m)
£41.9m
Operating profit (2003: £34.5m)
£25.3m
Profit before tax (2003: £15.9m)
11.0p
Basic earnings
per share (2003: 2.4p)
£91.3m
Net debt (2003: £139.7m)

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01 Enodis annual report + accounts 2004	Our mission and focus

Our mission is to be the leading provider of solutions to the food equipment industry in our chosen markets by leveraging our brands, technology and global reach.

Our focus will be:

top line growth
lean enterprise
financial flexibility

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02 Enodis annual report + accounts 2004	Chairman’s statement

01 Peter Brooks Chairman

* Operating profit is stated before goodwill amortisation and exceptional items. Like-for-like operating profit requires prior year operating profit to be further adjusted for the effects of foreign exchange.
See other unaudited information on page 67.
** Diluted EPS adjusted for the EPS effect of goodwill, exceptional items and deferred tax.

Introduction

I am pleased to present our annual report for the 53 weeks ended 2 October 2004.

This year we have built on the progress made last year.

Adjusting for the effects of foreign exchange rate movements, Food Equipment like-for-like operating profit* was up 10%.

Profit before tax improved by £9.4m to £25.3m (FY03: £15.9m) as interest and exceptional items were significantly below last year.

Profit after tax increased by £34.5m to £44.0m (FY03: £9.5m). £23.9m of this improvement arose as the result of a significant deferred tax credit. This led to a basic EPS of 11.0p compared to 2.4p last year. Adjusted diluted** EPS was 8.6p (2003: 8.0p).

We have made further, substantial progress in reducing net debt, with the period end figure of £91.3m being 35% lower than at the last year end.

Board changes

Eryl Morris retired as a non-executive Director at the last Annual General Meeting. He has been replaced on the Board and as Chairman of our Audit Committee by Michael Arrowsmith, who until August this year had spent over five years with Tibbett & Britten Group plc, an international logistics and supply chain management company, initially as CFO and more recently as CEO. Michael has already made a major contribution to the Board and to the Audit Committee, a particularly demanding role in these times.

Joseph Ross, latterly Chairman and CEO of Federal Signal Corp, a US safety products and signalling equipment manufacturer, also joined our Board during the year. We are already benefiting from his wise counsel.

We are pleased to welcome them both to our Board.

Eryl Morris served on the Board for six years ad on behalf of my cnolleagues, I would like to thank him for his significant input and contribution.

Employees

We acknowledge that without our 6,000 employees worldwide we can achieve little. They have worked with considerable commitment to achieve our goals. I would like to take this opportunity to thank them all for their endeavours throughout the year.

Corporate governance

The Board continues to aspire to high standards of corporate governance. Our corporate governance report on pages 27 to 29 describes how the Group has applied the principles of good governance set out in the Combined Code issued in June 1998. The Group is not required to comply with the revised Code published in July 2003 until its financial year ending in September 2005. However, as our report shows, we have already taken further steps towards compliance so that we expect to report that we meet the requirements of the revised Code in our next Annual Report. We are also in compliance with those sections of the US Sarbanes-Oxley Act that are applicable to us.

Dividends

The Board has previously stated its intention to restore the payment of dividends when it is financially prudent to do so. To enable this to happen, certain shareholder and court consents have to be obtained to approve a corporate restructuring of the Group to create distributable reserves. We will commence the necessary process in 2005, incurring exceptional costs of approximately £2m. Reflecting the significant progress of the Group, it is now the Board’s intention, in the absence of unforeseen circumstances, to reinstate dividends in 2006.

Outlook

We expect the momentum we have gained over the past year in our US food service equipment market to continue into next year. We are seeing exciting opportunities with a large number of chain customers, who are particularly interested in our Accelerated Cooking Technology® products and systems.

As previously signalled, we are experiencing significant increases in materials costs resulting in further headwinds in FY05. In Food Service Equipment – North America we will continue to mitigate the additional costs through further price increases and continued focus on our lean operations and cost saving initiatives. In Food Service Equipment – Europe/Asia we saw some inflation this year, and do not expect the same rate of increase in FY05 as will be seen in North America. It will be more difficult to pass on cost increases in Food Retail as the market continues to be challenging.

We have a number of strong European brands including Merrychef and Convotherm where recent and continuing investment will help reinforce and build their market positions. We plan to rationalise manufacturing and reduce our cost base at a number of under-performing European businesses, which will give rise to an exceptional charge in early FY05.

In Q105 we expect to see increased like-for-like turnover compared to Q104 particularly in Food Service Equipment –North America, our largest business. The associated contribution will be offset by increased investments in product development and marketing along with materials cost increases not passed on by our price rise, effective January 2005. We expect lower sales in Q105 in Food Retail due to customers’ project delays.

On balance, for the full year we expect our underlying performance in operating profit and net debt in FY05, a 52 week period, to continue to demonstrate steady progress.

Conclusion

In the last two years we have concentrated on positioning the Group for the economic recovery that is now materialising in our North American markets. We are now focused on our top line.

We have enhanced our financial flexibility by reducing debt and refinancing the senior portion. We enter FY05 with confidence that we will achieve our objectives.

Peter Brooks
Chairman

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03 Enodis annual report + accounts 2004	Customer solutions

innovative customer solutions will be the engine for our growth as we continue to spread our brands globally

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04
Enodis annual report + accounts 2004
Customer solutions

faster simpler smaller tastier

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05
Enodis annual report + accounts 2004
Customer solutions

01
Fast, hot sandwiches improve results in-store and enhance drive-through sales

Toasted sandwiches have become a must for many leading food chains, but can hot sandwiches be served in drive-through service times?

Enodis has created a high-capacity hot sandwich work station that puts ingredients within reach of a single employee. By integrating a Delfield refrigerated preparation station utilising LiquiTec® technology with a Lincoln Dual-Technology Finisher which can quickly toast a sandwich with impingement and infrared cooking, the keystroke-to-customer completion cycle is now under 60 seconds, exceeding rigorous North American drive-through requirements.

02
Around-the-clock room service with Merrychef

Hungry international guests check in at all hours to London’s Park Lane Sheraton, but after-hours, guests have only had limited room service menus. It is not practical to have chefs on duty around-the-clock.

Chef Andrew Bennett refused to accept these limitations. He prepared dishes from the hotel’s fine dining restaurant, challenging Merrychef to demonstrate how fine food could be prepared in Merrychef ovens and served around-the-clock without chefs, while meeting his exacting requirements.

The proof was in the pudding, or more precisely, in the pastry-topped chicken, consume en croûte and other fine-dining entreés. Late night guests ordered up the specialities, creating new food sales and improving food profits.

03
Convenience stores expand hot food menu

Convenience stores in the US are looking to expand hot food sales and for new ways to improve efficiency.

Tough requirements often include convenient storage, fast preparation, consistent quality and a self-service merchandising unit, all without specialised personnel.

Enodis has supplied an equipment package combining Accelerated Cooking Technology® and MenuKey programming in Merrychef ovens, holding and preparation in Delfield undercounter refrigerators and branded hot food merchandising in a counter-top unit from Merco/Savory. The result is an easy-to-use, reliable, fast cooking platform producing consistent high quality food without specialised labour.

04
KFC Rice Bowl project

Merrychef won a “finger lickin’ good” contract from KFC, to supply more than 600 heavy duty 1925 microcook ovens within a three month period.

The ovens were installed to coincide with the launch of the KFC Rice Bowl project.

This was another example of the close partnership Merrychef develops with customers, working together from the food development process at Merrychef’s kitchens to a high profile national launch.

Merrychef’s HD1925 is now specified for all KFC-A&W and KFC-Long John Silver multibrand sites across Europe, making it a firm favourite with parent company Yum! Brands.

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06
Enodis annual report + accounts 2004
Customer solutions

01
Convotherm +3 international launch

The international launch of the new Convotherm +3 oven in September 2004 was aimed at chefs from around the world. The world premier included a special event in Dusseldorf, Germany, where chefs from every continent prepared exquisite dishes for invited industry and culinary trendsetters. The next day, the premier continued with a public launch at the Hogatec trade show. The Convotherm +3 includes 28 models of combi-ovens suitable for use in virtually every type of foodservice application.

The “Disappearing Door,” “Advanced Closed System” with its wide variety of “Crisp & Tasty” de-moisturising levels, and “Press & Go” technology for programming of frequently-used recipes are among the long list of proprietary features and technologies that make our +3 ovens versatile, productive and easy-to-use.

02
Garland supplies custom island suite at Le Toqué! in Montreal, Canada

Le Toqué! is the new home of the world-renowned Canadian chef Normand Laprise and his partner Christine. The equipment centrepiece is the new Garland custom island suite. This is Normand’s office, palette and studio. It has to sustain the harmony that he wants to create with his food, the ambience of the restaurant, and his team. Everything was done to Normand’s exacting standards. Enodis’ brands in the Le Toqué! project include Garland, Cleveland, Jackson, Merco and Dean.

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07 Enodis annual report + accounts 2004 Customer solutions

              better
quicker
   fresher       healthier

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08 Enodis annual report + accounts 2004 Customer solutions

    holding
cooking
toasting  displaying
                     refrigerating

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09 Enodis annual report + accounts 2004 Customer solutions

01
Convenience store operator discovers Cold Nuggets

To drive demand for beverages, a US convenience store (“C-store”) chain expanded its beverage selection.
Testing customer preferences, the stores offered both cubed ice and Scotsman Nugget Ice.

The chain monitored results, and a clear pattern emerged: more than three out of four customers selected Scotsman Nugget Ice with their beverages. Customers said they enjoyed their beverages and the ice itself when selecting Scotsman Nugget Ice. Many customers said they came to the C-store specifically for the ice! The operator added Scotsman Nugget Ice to more locations, began a marketing campaign promoting the ice, and customers responded.

The return on investment for the operator is typically less than six months.

02
Kysor//Warren merchandisers

When a prominent customer in Canada needed an affordable, attractive, reliable, energy efficient, easy-to-install and easier-to-service merchandiser, they approached Kysor//Warren. Through a focused customer support programme and by demonstrating their ability to listen, respond and deliver, the company advanced in the rigorous selection process. After proving design, production and support capabilities, Kysor//Warren sealed the deal with custom-designed units and impeccably coordinated planning that allowed this customer to continue serving shoppers during unit installation. For major renovations, Kysor//Warren now supplies nearly all of refrigerated display cases for produce, meat, beverages, frozen, dairy, fish, and food-to-go takeout areas.

03
SBS expands product line

Scotsman Beverage Systems (“SBS”) in the UK is one of Europe’s leading suppliers of drink cooling and dispense equipment. Significant investment in its design, engineering and manufacturing facilities, coupled with exceptional technical expertise, has enabled the company to work closely with international brewers and soft drink manufacturers to develop a highly successful product range. Technological innovations include Ecocirc, which improves reliability by 50% and lowers operating costs for the life of the product, and MaxIce, which increases a cooler’s performance by up to 60%.

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10 Enodis annual report + accounts 2004 Customer solutions

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11
Enodis annual report + accounts 2004
Customer solutions

     testing  creating
inventing
                      customising

01
Integrated work station
means “fasta” pasta

When a North American chain wanted to add pasta to its menu, space constraints made it difficult. Enodis created an innovative solution: integrating a Delfield storage and warming station with fast induction cooking from Garland.

Enodis demonstrated how pasta could be prepared, held in cold storage and warmed immediately prior to service in a hot water bath built into the Delfield refrigerator. Delfield custom-built a refrigerated unit to house the Garland induction units, perfect for fast-cooking the sauces and meat toppings. The result was a compact, integrated work-station for refrigerating, holding, assembling, warming and fast cooking tasty pasta dishes – perfect in a small kitchen.

02
Vent Master provides air
purification system to
Auberge St. Antoine

The Auberge Saint-Antoine is a unique hotel-museum located in Quebec City on one of North America’s richest archeological sites and composed of a series of restored historical buildings dating from the 18th century. In their last development phase, the property owners sought the addition of a high end restaurant in response to the wishes of its customers for a more complete experience.

The structure of the 200 year old building housing the restaurant and its location close to the air intake for the Quebec Museum of Civilization presented multiple equipment and ventilation challenges that could have derailed the project.

Vent Master custom-designed a total air purification solution with Reactocell hoods that utilised engineered airflow and ultra-violet light to eliminate ventilation concerns. Garland Canada completed the custom solution using Delfield, Frymaster, Garland, Ice-o-Matic and Jackson products in this unique culinary location.

03
Convotherm +3 designed
for worldwide manufacture

Design for worldwide manufacturing is more than a catch-phrase for the Convotherm +3 oven. Working collaboratively, Convotherm engaged key customers, top suppliers and worldwide technical support to design the new +3 oven family to meet the needs of a world market. Convotherm developed an international strategy for production of the ovens built on a reliable, proven, consistent technology platform. Already available in Europe, manufacturing implementation is planned for North America to complete worldwide availability in 2005.

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12
Enodis annual report + accounts 2004
Customer solutions

delivering
reaching
supporting
serving

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13
Enodis annual report + accounts 2004
Customer solutions

01
Frymaster, from
Shreveport to Shanghai

Frymaster has been exporting fryers to chains around the world for many years from its plants in Shreveport, Louisiana, US. Responding to customer requests to manufacture locally in China, Scotsman China is working with Frymaster to prepare its Shanghai plant to start manufacturing fryers in early 2005.

02
Delfield manufacturing
in Thailand

Delfield, based in Mt. Pleasant, Michigan, US, will continue to internationalise its brand by manufacturing reach-in refrigerators at Welbilt Thailand, Ltd., an Enodis joint venture. Delfield products from this facility will be distributed in the ASEAN region and the Middle East.

In addition, Delfield display cases are currently manufactured for a major global chain at the Viscount factory in Sheffield, UK.

03
Garland in UK

Viscount’s three-year old plant in Sheffield, UK, is undergoing significant restructuring so that they will be able to build European style Garland medium duty ranges for the UK/European markets. Garland is a global brand of heavy and medium duty ranges and grills. The new Euro style Garland range line will be introduced during FY05.

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14 Enodis annual report + accounts 2004	Chief Executive Officer’s review

01 David McCulloch
Chief Executive Officer

02 BP Connect’s Wild Bean Café†
concept

† Trademarks of BP plc

Overview

We continued to improve our performance in FY04.

Our Group:

–	achieved Food Equipment turnover growth of £32.2m (5%) on a like-for-like* basis;

–	increased like-for-like Food Equipment operating profit** by £5.7m (10%);

–	increased adjusted profit before tax*** by £2.3m (6%);

–	reduced net debt by £48.4m (35%).

Like-for-like Food Equipment turnover was up 5% but it should be noted that FY04 contained 53 weeks compared to 52 weeks in FY03. Of the 5% increase in FY04 like-for-like turnover, we estimate that 2% represented the effect of the extra week.

Profit improvement in our North American Food Service Equipment business was driven by the improving US economy and a return of general market confidence in particular by Quick Service Restaurant (“QSR”) chains.

Market conditions in Europe continue to be difficult with volume/margin pressures, coupled with increased research and development (“R&D”) investments in new combi-ovens and the non-repeat of a major roll-out from the previous year, resulting in a £3.4m decline in like-for-like operating profit.

Materials inflation, particularly steel, continued to rise rapidly in the second half, but I am pleased to report that we were able to offset the majority of this through Groupwide cost saving initiatives and timely price increases.

We are pleased with the improved profitability of our Food Retail Equipment group, which increased like-for-like operating profit by £3.6m. This was driven by the continued turnaround of Kysor//Warren and the absence in FY04 of costs associated with a legal claim that has now been settled.

The improvement in net debt was ahead of our expectations through a combination of excellent cash performance and the benefit of £10.3m from foreign exchange rate movements. Our continued good performance on cash flow was instrumental in obtaining more favourable banking terms when we refinanced in September.

Markets

Food service
The global outlook for the food service end markets, which we serve, is positive as changing lifestyles and increased disposable incomes continue to expand the available market. In the US, the food and beverage industry grew almost ten fold from 1970 to 2000, and is forecast by the National Restaurant Association to grow by some 50% to $577bn by 2010.

Food and beverage sales in the US in 2004 are projected to be $440bn, up 4.4% from 2003. Growth in Europe for the five major markets (France, Germany, Italy, Spain and the UK) in which we participate is expected to be slightly more than 2% for 2004, reaching €184bn.

The competitive nature of this industry, the natural market growth that is occurring and changing menu preferences all combine to create increased demand for food equipment.

The market for food equipment is estimated to be some $24bn worldwide of which $15bn is estimated to be equipment for the food service industry. There is a large installed base that needs, or will need, replacing. We believe that the industry has a positive outlook.

Not only do we believe demand will increase, but we are seeing evidence that the type of equipment required is becoming more sophisticated and menu-specific. As consumers seek operators who can offer “fresh, healthy and fast”, operators need to respond with equipment that will get the job done. Early reports relating to our Accelerated Cooking Technology® indicate that customers are extremely interested in our ability to combine and modify existing models to satisfy their menu-specific needs.

* Like-for-like turnover requires prior year turnover to be adjusted for the effects of foreign exchange.
** Operating profit is stated before goodwill amortisation and exceptional items. Like-for-like operating profit requires prior year operating profit to be further adjusted for the effects of foreign exchange.
*** Adjusted profit before tax is stated before goodwill amortisation and exceptional items.

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15
Enodis annual report + accounts 2004
Chief Executive Officer’s review

Food retail
The food retail industry has also grown since 1975, increasing sales from $123bn to $456bn projected in 2004. At the same time this sector in the US has been losing share of the total food spend to the food service sector, down from 63% in 1975 to 51% currently.

Food retail is fighting back by opening restaurants in supermarkets and expanding quick service menus in convenience stores (“C-stores”).

The US supermarket industry has gone through significant consolidation over the past decade with more than 50% of sales being controlled by the ten largest operators. As ownership has consolidated, the industry has also experienced the growth of Wal-Mart in the food retail sector, moving from a standing start to market leader in the past ten years.

The industry today is undergoing structural changes as the major players evaluate new strategic positioning and past acquisitions are digested.

Food retail equipment suppliers have also consolidated over the years with the US industry being served by four major players (including Enodis) and a number of speciality companies. The combination of consolidated customer and supplier bases in an industry that typically bids its business in two or three year tranches, makes for very competitive positioning when buyers release their bid packages.

Food Service Equipment business

Our Food Service Equipment business supplies restaurants and commercial kitchens of all types in over 140 countries. We use a network of third party distributors, except in the US where we use third party sales representatives. In the other six major markets we have Group-owned Enodis master distributors supported by a network of dealers and third party service agencies.

It is difficult to obtain accurate market share information. However, we estimate that we have approximately 6% of the highly fragmented global market,16% of the US market, and several of our leading brands have 20% to 40% share of their respective market segments.

We market a broad range of food service equipment including cooking and warming products, fryers, speciality ovens, refrigerated storage and display cases, hot and cold prep tables and storage, ice machines, beverage dispensers, ventilation and warewashing equipment. We manufacture out of 29 factories in eight countries.

We position ourselves in various markets with over 30 brands, many of which, including Frymaster, Convotherm, Cleveland, Delfield, Garland, Lincoln, and Scotsman are recognised globally.

In FY04, our Food Service Equipment turnover was £541m, with £396m (73%) in North America and £145m (27%) in Europe/Asia. The like-for-like change was an overall increase of 6%, with North America up 7% and Europe/Asia up 1%.

In North America, our turnover growth came from a combination of: the return of general market confidence, in particular by QSR chains; demand for replacement equipment as capital expenditure restrictions eased; menu expansion that necessitated new equipment supported by the introduction of our new products; and a consolidated sales and service effort.

Almost all our North American businesses increased like-for-like turnover, with particularly strong performances in our ice, refrigeration and fryer operations.

In Europe/Asia, like-for-like turnover was up 1%, as increases in our beverage and ice businesses, particularly in Asia, were offset by market decline elsewhere in the UK and Continental Europe.

Operating profit was £58.0m with £51.3m (88%) coming from North American operations and £6.7m (12%) from European/Asian operations. The like-for-like operating profit change was an increase of 12% in North America and a reduction of 34% in Europe/Asia resulting in an overall increase of 4%.

In North America most of our operating companies improved like-for-like operating profit as a result of increased volumes and the aggressive actions that we took to mitigate materials inflation and general margin pressures. This was done through both price increases and cost reductions.

We do not anticipate any relaxation of the materials cost pressures, and we will continue to seek to mitigate these through the combination of further price increases and our lean operating and purchasing initiatives.

We are particularly pleased that our refrigeration business, which suffered intense margin pressures in FY03, more than doubled its operating profit.

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16
Enodis annual report + accounts 2004
Chief Executive Officer’s review

In Europe/Asia, we had mixed results. Good performances in our ice and beverage businesses were offset by poor performances elsewhere in the UK and Continental Europe. In the UK, the effects of difficult market conditions were exacerbated by the absence of a repeat of the major chain roll-out that occurred in FY03.

In Continental Europe we incurred increased product development costs leading to the launch, in September, of a complete new product line at Convotherm.

Our focus on product innovation continued in FY04. The 12 new products and eight product line extensions which we introduced at NAFEM in September 2003 contributed to our sales growth in 2004.

We increased our R&D investments in FY04 and as referred to above, most significantly, we redesigned the entire Convotherm combi-oven product line. The new Convotherm +3 series of products has several patented features and was introduced to our international distributors with great reviews at the Hogatec trade show in September. The Convotherm +3 is a truly global product range and to maximise the benefit of this development we intend to increase marketing expenditure to help us aggressively pursue market share gains in this large market segment.

We continued to invest in upgrades of our Merrychef product line with the development of two ovens which include a built-in catalytic converter to eliminate the need for ventilation. This makes the product ideal for use by chains in non-traditional installations. These products are currently being introduced in the US market, with a particular sales emphasis on QSR and C-store markets.

Enodis is well positioned to meet customer demands for integrated hot/cold equipment that produces a “fresher” product in a shorter period of time. The efforts of our engineers at our operating companies combined with the application of the engineering knowledge of the staff of our Technology Center in Tampa, has resulted in a product offering we refer to as Accelerated Cooking Technology®. To date we have several items being tested by major chains and are beginning to see orders develop.

Enodis is particularly pleased to be supporting McDonald’s with its new hot deli sandwich test. The Enodis Technology Center coordinated the development of a special version of our Lincoln dual technology toaster oven, combined with a unique customised refrigerated preparation unit from Delfield as key elements of the hot deli sandwich station.

In Canada, the initial roll-out of the hot deli concept is underway, with approximately 950 restaurants scheduled to be completed by January 2005. In Australia, there are 42 restaurants currently testing the concept. Additionally, 400 systems were shipped to test restaurants in the US this summer, and McDonald’s will continue to assess future potential for the concept.

We have a number of other accelerated cooking projects underway. These include supplying KFC in the UK with Merrychef ovens to support their Rice Bowl programme and working in partnership with BP Connect† and Cuisine de France to ensure high quality products in BP Connect’s Wild Bean Cafés†.

Food Retail Equipment business

Our Food Retail Equipment business supplies, primarily on a direct basis, supermarkets and C-stores in the US, Canada, and Mexico.

Kysor Panel Systems’ storage rooms and Kysor//Warren’s display cases are manufactured in five US plants.

We believe that Kysor Panel Systems is the industry leader in storage rooms, leveraging its ability to quickly and accurately assess customer needs and then deliver a quality product in a timely manner. The company had another strong year, and is beginning to penetrate business segments beyond food retail for opportunities where the product offers added value.

We believe that Kysor//Warren continues to rebuild its reputation with consistent quality and delivery, and is winning back sales from customers previously lost, as well as expanding its existing customer base.

In FY04, our Food Retail Equipment turnover was £104m, up 4% on a like-for-like basis over the prior year. Like-for-like operating profit was £7.1m compared to a profit of £3.5m in FY03 and a loss of £4.5m in FY02.

The continued improvement was a combination of volume increases, improved product quality and a lean manufacturing focus which will continue into FY05. Futhermore, excess accruals originally provided in FY03 were released in respect of a legal claim that was satisfactorily settled in the period.

† Trademarks of BP plc.

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17
Enodis annual report + accounts 2004
Chief Executive Officer’s review

01 Merrychef’s HD1925, used by KFC for
its rice bowl project

02 Employees at the Scotsman China
factory in Shanghai

Pricing in this market continues to be extremely competitive and the severe materials inflation we face adds to that challenge. We will remain focused on gaining profitable market share while reducing costs to remain competitive.

Strategy and focus

Our strategy in the last two years has left us well positioned to benefit from the economic recovery that is now evident in our North American Food Service Equipment markets. We will build on this base focusing on three key areas:

Top line growth
We are encouraged by the expanding number of opportunities we have for our Accelerated Cooking Technology®. The formation of Merrychef USA has been announced with a dedicated sales and service team being assembled to penetrate QSR and C-store markets. The introduction to the market of the new Convotherm +3 combi product line with its patented features is underway. We are leveraging our brands and facilities globally. We plan to manufacture +3 in the US for the North American market.

Eurostyle Garland ranges will be made in Sheffield, UK, for the UK/European market and Delfield reach-in refrigerators and freezers will access the Middle East and Asian markets from our joint venture plant in Thailand. Additionally we are responding to customer requests to manufacture locally in China. Scotsman China is working with Frymaster to prepare its Shanghai plant in order to increase the production of Frymaster fryers to support major chains in their Asian growth.

Lean enterprise
We are expanding our successful lean manufacturing efforts into a lean culture throughout the entire organisation. Lean manufacturing will continue to gain momentum throughout all of our facilities in FY05. Continued investments in common ERP systems will serve to bolster these initiatives.

Our supply chain management will be expanded to include value analysis, further consolidated purchases and lean processes, including closer working relationships with key suppliers.

In Europe we will rationalise manufacturing to address low productivity and position us for the growth of core products.

In FY05, we believe we are facing higher levels of materials inflation. In addition to the aggressive expansion of our lean manufacturing and supply chain initiatives, we plan to implement price increases to mitigate the impact.

Financial flexibility
Our net debt levels will allow us to invest further in new products, product capabilities, information technology and market expansion. Additionally we are planning to complete a complex restructuring of the Group (scheme of arrangement) to achieve further financial flexibility for the future including the ability to reinstate dividends.

Summary

I would like to take this opportunity to thank the Board, our management team, all of our employees worldwide and our customers, channel partners and suppliers for their support during FY04.

FY04 was another year of good progress for Enodis, and we will continue to move forward in FY05 implementing our strategy with vigour.

David McCulloch
Chief Executive Officer

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18 Enodis annual report + accounts 2004	Financial review

01 David Wrench Chief Financial Officer

Introduction

I am delighted with our results for FY04 and, in line with one of our objectives for the year, we have increased our financial flexibility. Our businesses continue to be highly cash generative and as a result of our improved operating performance and lower gearing we have refinanced the Group’s senior debt. We were able to achieve a significant improvement in terms (see note 17). We believe that this new facility increases our financial flexibility and further demonstrates the financial progress that we have made over the last two years. We anticipate that this will save us approximately £1.0m per annum in interest going forward.

Our profit after tax improved by £34.5m to £44.0m (2003: £9.5m). The benefits of improved like-for-like operating profit* and lower interest costs were enhanced by the recognition in Q404 of non-cash deferred tax credits (£23.9m) principally in respect of our past US tax losses. This reflects a recovery in our North American businesses and an increase in our US taxable profits providing increased confidence that we will utilise a greater amount of our tax losses.

* Operating profit is stated before goodwill amortisation and exceptional items. Like-for-like operating profit requires prior year operating profit to be further adjusted for the effects of foreign exchange.
** Like-for-like turnover requires prior year turnover to be adjusted for the effects of foreign exchange.

It should be noted that FY04 contained 53 weeks compared to 52 weeks in FY03. FY05 will contain 52 weeks. We estimate that the effect of this extra week accounts for approximately 2% of our Food Equipment like-for-like** turnover increase of 5%.

Turnover

Our turnover of £656m is £23m below last year. The decrease is predominantly due to adverse foreign exchange impacts principally from the weaker US dollar. Like-for-like Food Equipment turnover increased 5% reflecting the effects of an improving North American economy.

Operating profit

Operating profit before goodwill amortisation and exceptional items decreased by £3.5m to £57.3m. An increase of £0.2m in Food Equipment operating profit masks the underlying performance of a £5.7m (10%) increase in like-for-like operating profit offset by £5.5m of adverse foreign exchange movements. The balance of the decrease is due to, primarily, lower pre-exceptional property profit, being £2.7m in FY04 compared to £5.4m in the prior year.

The 10% increase in like-for-like Food Equipment operating profit is driven by a 12% increase in Food Service Equipment – North America. Food Service Equipment – Europe/Asia like-for-like operating profit was down £3.4m compared to FY03 as the markets have not recovered to the same extent as in North America.

Food Retail like-for-like operating profit increased by £3.6m with the full year impact of last year’s actions at Kysor//Warren ensuring it remained profitable whilst Kysor Panel Systems again delivered a good performance. Furthermore, excess accruals, originally provided in FY03 were released in respect of a legal claim that was satisfactorily settled.

Goodwill amortisation has decreased, principally as a result of foreign exchange rate movements, by £1.6m to £12.2m (2003: £13.8m).

Property

On 6 September 2004, we completed the sale of a further phase of our Felsted, UK, development. This gave rise to turnover of £11.4m (2003: £15.7m) which, along with the ongoing costs of managing our residual property portfolio and the phasing of costs relating to development projects and surplus leasehold properties, led to a pre-exceptional operating profit of £2.7m (2003: £5.4m). Annual profit from property development is expected to reduce further over time.

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19 Enodis annual report + accounts 2004 Financial Review

Exceptional items

One of our subsidiary companies, Enodis Corporation and several other parties have been named in a lawsuit filed in the United States Bankruptcy Court for the Northern District of Indiana, Freeland v. Enodis, et al. On 28 July 2004, the Bankruptcy Court for the Northern District of Indiana issued an opinion dismissing all claims against all defendants other than Enodis Corporation, and holding that the trustee was not entitled to assert the “alter ego” claims against Enodis Corporation. However, the Court also held that the trustee was entitled to recover $30m paid by Consolidated, plus pre-judgement interest, for a total of approximately $43m. This decision is in addition to the summary judgement issued by the United States District Court for the Northern District of Indiana previously discussed in our 2003 Annual Report in the amount of approximately $8.6m. Having considered the advice from our external legal counsel, we believe the adverse portion of the decision of the Bankruptcy Court and the decision of the District Court to be in error, and based on said advice further believe it is probable that Enodis’ appeals will be successful. However, as a result of the decision to appeal, the Group has reassessed its accruals for legal costs for defending the claims and has provided a further £3.2m (2003: £3.1m).

During the course of the year we were able to release disposal warranty accruals of £2.2m that were no longer required following the expiry of the associated warranty periods. There was no cash impact of these releases.

Finally, as mentioned above we were able in September to refinance the Group’s banking facilities on far more favourable terms than had previously been possible. The senior debt refinancing has resulted in a non-cash write off of deferred financing costs relating to the replaced facility of £2.7m.

Europe restructuring

Following a review of our European operations, we have identified a few underperforming businesses. In order to increase focus and improve efficiency, since year end, we have initiated a restructuring programme that will lead to an exceptional cost of approximately £6m in early FY05, including the redundancy costs of between 150 and 200 people. Estimated annual savings will be approximately £2m, the full benefits of which will not be seen until 2006. We believe that these actions will position our European operations for improved profitable growth.

Interest

The Group’s net pre-exceptional interest cost in the period was £16.1m, down £5.8m on the prior year primarily the result of lower principal balances. However, the increased proportion of our net debt represented by our £100m senior subordinated notes, bearing interest at 10 3 /8%, will cause the weighted average cost of debt to remain relatively high. Savings as a result of the refinancing should yield benefits of approximately £1.0m per annum going forward.

Profit before tax

The pre-tax profit for the period of £25.3m was £9.4m better than the year before, reflecting the improved like-for-like Food Equipment operating profit, lower interest and exceptional items and £0.9m of adverse foreign exchange rate movements.

The graph on page 18 shows the Group’s pre-tax profit performance for the last three years.

Taxation

Our tax charge for the period on pre-exceptional profit is £6.4m reflecting a current tax charge on current year profits of £7.1m, approximately 17% of profit before tax, goodwill amortisation and exceptional items. Our US operations benefit from brought forward tax losses, therefore the charge in the year relates principally to tax on profits of our European and Canadian businesses. The tax benefit of exceptional items is £1.2m. Our view of the impact of the expected recovery in our North American businesses and associated tax planning strategies has led us to recognise an additional deferred tax asset of £23.9m principally relating to the benefit arising from past US tax losses.

We expect to see the benefit of US tax losses until 2007; however, our US operating losses are subject to specific shareholder continuity requirements being met. If in a rolling three year period specified ownership requirements are breached then the amount of losses that could be utilised would be substantially reduced. This may lead to an impairment of our recognised deferred tax assets.

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20 Enodis annual report + accounts 2004 Financial Review

Earnings per share

Adjusted diluted earnings per share* are 8.6p compared to 8.0p last year. Basic earnings per share are 11.0p (2003: 2.4p) due in part to the deferred tax credit.

Dividend

No dividend is proposed this year (2003: none).

As previously reported, at the moment the Company does not have sufficient distributable reserves to lawfully declare a dividend. For us to resume dividend payments we will be required to undertake a scheme of arrangement, a complex and costly exercise, which we will begin in early 2005. It is now the Board’s intention to reinstate dividends in 2006.

Pensions

The Group operates a number of defined benefit and defined contribution schemes as discussed in note 23 to the accounts. Applying FRS17 principles we would have a net pension liability of £19.2m (2003: £28.4m) compared to a balance sheet liability under SSAP24 of £15.8m (2003: £16.3m) at the period end. Cash contributions to our defined benefit plans are determined following actuarial advice and were £1.5m in FY04. We expect to decrease our annual funding level slightly in FY05.

* Diluted earnings per share adjusted for the effects of goodwill amortisation, exceptional items and deferred tax.
** Before goodwill amortisation and exceptional items.

Operating cash flow

The Group continues to generate strong cash flow before exceptional items (as analysed in the table opposite).

For the third successive year we have reduced working capital. Movements in trade working capital are broadly neutral as increases in inventory have been offset by corresponding increases in trade creditors and a small reduction in trade debtors. Furthermore, at the year end, we had increased accruals due to the scheduled timing of payments in relation to rebates and other operational items. Again, in line with last year, we closed the year below our internal target of 40 cash conversion days. Capital expenditure was ahead of last year as we increased spend on ERP systems. In the long term we expect capex to broadly equal depreciation.

Net debt

Net debt at 2 October 2004 was £91.3m compared to £139.7m at the beginning of the year. The free cash inflow of £39.0m was the most significant factor in the debt reduction. Favourable foreign exchange movements arising as the US dollar weakened contributed £10.3m. The movement of £48.4m is analysed in the reconciliation of net debt table and the Group’s period end net debt position is shown in the chart opposite.

	2004	2003
Operating cash flow	£m	£m

Operating profit**	57.3	60.8
Depreciation	11.5	12.4
Spend against provisions	(3.3)	(2.8)
Working capital	9.8	9.6
Net capital expenditure	(13.4)	(9.4)

Cash inflow from operating activities
and after capital expenditure	61.9	70.6
Net interest (excluding debt refinancing costs)	(16.2)	(18.9)
Taxation	(6.7)	(7.1)

Free cash inflow	39.0	44.6

Reconciliation of net debt		£m

Net debt at 28 September 2003		139.7
Free cash inflow		(39.0)
Acquisitions		0.8
Shares issued		(0.4)
Debt refinancing costs		0.5
Foreign exchange rate movement		(10.3)

Net debt at 2 October 2004		91.3

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21 Enodis annual report + accounts 2004 Financial Review

Treasury management

The Group Treasury function of Enodis is responsible for ensuring the availability and flexibility of funding arrangements in order to meet the ongoing requirements of the Group. In addition, it is responsible for managing the interest rate risks, liquidity risks and foreign exchange risks of the Group. Appropriate policies that regulate the activity of the Group Treasury function are in place and have been approved by the Board. The Group Treasury function, in turn, has implemented policies and guidelines to regulate and monitor the activities of subsidiary companies.

Foreign exchange risk management

Foreign exchange transaction exposures are generally managed directly by operating subsidiaries within policies and guidelines established by Group Treasury. Group Treasury also enters into foreign exchange hedging transactions on behalf of subsidiaries where this is beneficial to the Group. It is the Group’s policy not to hedge profit and loss account foreign exchange translation exposures. We estimate that a one cent movement in the US dollar will affect our adjusted operating profit by approximately £0.3m.

Enodis has significant capital employed in overseas operations. As a result, the Group’s balance sheet can be affected by movements in foreign exchange rates. The Group has a policy to hedge this risk, where appropriate, to limit the impact of currency movements. Accordingly we have loans in the same currencies as the capital employed in the Group’s main overseas operating units. Cross currency swaps are also used to convert the currency of the Group’s borrowings to such functional currencies.

Interest rate risk management

The Group finances its operations through a mix of retained profits and borrowings. Borrowings are made at both fixed and floating rates of interest. The Group may use interest rate swaps and forward rate agreements to generate the desired interest profile and to manage the Group’s exposure to interest rate fluctuations.

As at 2 October 2004, the Group had gross borrowings of approximately £144m; £101m of these borrowings were fixed, principally through the senior subordinated notes, for a period greater than one year. Together with other minor fixed rate borrowings, these represent 70% of the Group’s total borrowings. The remaining £43m (30%) remains floating. The interest rate profile is in line with the Group’s objectives.

Investment

Our current investment focus includes improving our ERP systems throughout the Group, new product development and equipment upgrading. We therefore anticipate that capital expenditure will rise over the next few years. We have no plans for material acquisitions or disposals of businesses, although we may consider appropriate opportunities.

US GAAP

Enodis is listed on the New York Stock Exchange under the ticker symbol ENO and accordingly is required to reconcile its accounts from UK to US GAAP. The principal differences arise due to the treatment of goodwill, pension costs and taxation. The pre-tax profit (before the cumulative effect of a change in accounting principle) under US GAAP is £32.7m (2003: £34.1m); the net profit after tax under US GAAP is £25.5m (2003: loss of £94.1m).

Sarbanes-Oxley

We are in compliance with the relevant sections of the Act which are currently in force.

Section 404, which requires increased reporting and audit of internal controls, does not apply to us until our year ending September 2005. We are working towards compliance, the costs of which are significant.

International Financial Reporting Standards

The Council of the European Union announced in June 2002 that listed companies in Europe would adopt International Financial Reporting Standards (“IFRS”) for accounting periods beginning on or after 1 January 2005. The adoption of IFRS will first be reflected in the Group’s financial statements for the quarter ending in December 2005 and the annual report for the financial year ending in September 2006. Our 2005 comparative results will be restated.

We have assessed the current IFRS that have been issued by the International Accounting Standards Board. Additionally we have taken steps to quantify the impact of our transition to, and ongoing reporting under, IFRS.

The financial reporting standards to be applied in the Group’s first IFRS financial statements may differ from those IFRS currently in effect. As such, our assessment of those areas of our financial statements that are likely to be impacted may change as a result of any new accounting developments. Some of the principal policy and disclosure changes required in transitioning from UK GAAP to IFRS are set out on page 22.

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22 Enodis annual report + accounts 2004 Financial Review

Goodwill
Goodwill amortisation will be replaced by an annual impairment test.

Share options
UK GAAP requires that the charge for share options should be based upon the intrinsic value at the date of grant. As a result, no expense is recognised for share options that are granted at market value. IFRS will require any share options granted after 7 November 2002 to be fair valued at the date of grant using an option pricing model. The fair value is required to be charged to profit and loss over the vesting period of the share options.

Pensions and post retirement benefit plans
For defined benefit pension and post retirement benefit plans, IFRS is similar to the requirements under FRS17, though IFRS permits the deferral of actuarial gains and losses in certain circumstances, which is not permitted under FRS17.

The Group currently applies the provisions of SSAP 24 with additional disclosures made with respect to FRS17. For further information, see note 23 to the accounts.

Financial instruments
Under UK GAAP, financial instruments are generally measured at cost with gains and losses being deferred until the underlying transaction occurs. IFRS will require all derivatives to be recognised on the balance sheet at fair value. The recognition is either taken to a component of equity, if the IFRS criteria for hedge accounting are met, or to profit and loss.

Presentation and disclosure of financial information
The transition to an international accounting framework will give rise to an increase in certain disclosures in our financial statements, along with some presentational changes.

Summary

We continue to be a business that has strong cash generation, and in addition are showing progress in most key profit metrics. Particularly pleasing this year has been our successful refinancing, which demonstrated the confidence of our banking group in the ongoing success of our business.

W David Wrench
Chief Financial Officer

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23	Human resources review
Enodis annual report + accounts 2004

01 Bob Eimers Executive Vice President,
Global Human Resources

During FY04, strategic business initiatives were undertaken which not only contributed to improved financial performance, but also better positioned the Group for continued success in the future. Underpinning these accomplishments were the concerted efforts of our people in our businesses around the globe.

Leadership stability

In FY04, for the first time since the Group became known as Enodis in 2000, there were no changes made to the senior management team reporting to the CEO. This helped provide a continuity of purpose and intent. This newly achieved stability is also reflective of our satisfaction with the quality of our senior team and our past efforts to improve our recruitment and selection processes. Consistent with a core belief that quality of people can provide a distinct competitive advantage, we have taken a number of concrete actions to upgrade our talent base over the past few years. Furthermore, our growing experience with performance management and succession planning has sharpened our skills in supporting that effort.

Organisational capability

Competing in a variety of product categories across widely diverse geographic markets is no easy task. The complexity and challenges inherent in today’s business milieu require organisational capabilities which are commensurate. For that reason, we continue to fine tune our relatively flat management structure to achieve responsiveness and agility as critical business threats and opportunities arise. Our country management teams interface with our operating companies to market and distribute food equipment products to end users in over 100 markets around the world. Our functional leadership teams in charge of such areas as Manufacturing, Supply Chain, Finance, Marketing, Service, Human Resources, Engineering and Information Technology have been chartered to drive strategic initiatives across the Enodis companies and across geographic boundaries.

This level of integration and teamwork is required to generate optimal solutions for our customers’ needs.

Focused training

To support those efforts, we have introduced focused training for many of our people in solution selling, lean manufacturing, enterprise resource planning, project management and value engineering. In each case, the skill-building has been immediately directed toward real and pressing business issues. We believe this sort of “learn and do” mentality helps achieve immediate returns on our training investment. Furthermore, we have supplemented these efforts with the interim assistance of various outside experts. By contracting with recognised technical specialists for extended periods, we have been able to drive our most important initiatives toward fruition more rapidly.

Next steps

Entering FY05, we expect intensified competition in our markets. To prevail, we have committed to continuing those human resource strategies which have recently proven most successful for us.

The right people in the right positions

To make sure that we have the right people in the right positions, our human resources will be deployed based on alignment with position requirements and our strategic plan. Furthermore, targeted recruitment will be employed when we have opportunities to fill human resource gaps with higher quality talent. Inherent in this effort will be a planned and incremental evolution of the organisation structure consistent with our strategic intent.

Working on the right priorities

To make sure that all of our people are working on the right things, our leadership will strive for frequent, clear and consistent communication of direction. Individual goals will be aligned with our business plans. Explicit accountabilities will be assigned with commensurate authority levels. Performance feedback from management will continue to be encouraged so that employee efforts can be appropriately guided and reinforced.

The right skills and attitudes

Finally, we will foster a culture where people have both the right skills and the right attitudes for success. This can be achieved by providing training to support our key initiatives and compensation plans based on a “pay for performance” mentality. The foundation of our culture will continue to be the values of integrity, teamwork and shared accomplishment.

Robert Eimers
Executive Vice President,
Global Human Resources

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24	The Directors
Enodis annual report + accounts 2004

Peter Brooks (57) non-executive Chairman joined the Enodis Board as a non-executive Director on 21 May 1998 and was appointed Chairman on 17 January 2000. He was formerly General Counsel to the Board of the Global and Corporate and Institutions Division at the Deutsche Bank Group, and subsequently Chairman European corporate coverage at City solicitors Clifford Chance. He is a director of Code Securities Limited and of Genting International (UK) Limited and associated companies. He is Chairman of the Nomination Committee and a member of the Remuneration Committee.

David McCulloch (57) Chief Executive Officer joined the Group in 1986. Progressively he held the positions of President Garland Canada (1992), President Garland Group (1995), President Specification Group (1999), President NA Foodservice Group (March 2001), President Global Food Service Equipment Group (September 2001). He was appointed to the Board on 2 November 2001, was made Chief Operating Officer in May 2002 and promoted to Chief Executive Officer on 1 June 2003. Prior to joining Enodis, he spent 15 years in the residential appliance business with Camco Inc, a subsidiary of General Electric.

David Wrench (58) Chief Financial Officer joined Enodis in 2000 as Chief Financial Officer for the Specification Group and was appointed a Director and Chief Financial Officer on 23 May 2002. Before joining Enodis he held executive positions with three different companies that included responsibilities for operations in the US, Canada and Mexico. He had previously worked for GE Canada for 23 years in both Chief Financial Officer and general management positions.

Robert Eimers (56) Executive Vice President, Global Human Resources joined Enodis in July 2001 as Vice President Global Human Resources and was appointed to the Board on 23 May 2002, having previously been employed with Scotsman. He has been the senior human resource executive in three major corporations; Household International, Sonoco Products Company, and Service Merchandise.

Michael Cronk (61) non-executive Director joined the Enodis Board on 8 May 2003. He was Executive Vice President of Aramark Corporation until January 2003. He is a non-executive director of United Financial Holding Inc, AIM Services, ARAKOR, is Principal of the Natoma Group and Chairman of Geostrategy Consulting. He is Chairman of the Remuneration Committee and a member of the Audit Committee.

Waldemar Schmidt (64) non-executive Director joined the Enodis Board on 3 April 2000. He was Chief Executive of ISS Group from October 1995 to September 2000. He is Chairman of Superfos A/S, Thrane & Thrane A/S and Deputy Chairman of F Group A/S. He is also non-executive director of WZG Group NV, Group4Securicor PLC, Cicorel S/A and Alfa Laval International AB. He is a member of the Remuneration and Nomination Committees.

Michael Arrowsmith (51) non-executive Director joined the Enodis Board on 11 February 2004. He is a member of the Governing Council of Cranfield University and until August 2004 was Chief Executive of Tibbett & Britten Group plc. Previous appointments include Senior Vice President – Finance for SmithKline Beecham plc and Group Finance Director for Astec (BSR) plc. He is a non-executive director of CIT Holdings Ltd and Chairman of our Audit Committee.

Joseph Ross (59) non-executive Director joined the Enodis Board on 11 March 2004. He was Chairman and Chief Executive Officer of Federal Signal Corporation until November 2003. He is a director of Quanex Corporation. He is a member of the Audit and Nomination Committees.

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25	Directors’ report
Enodis annual report + accounts 2004

1 Principal activities, business, operating and financial reviews

The principal activities of the Group consist of the manufacture and sale of commercial food equipment through its Global Food Service Equipment and Food Retail Equipment groups. The Group’s turnover, operating profit and total assets less current liabilities are shown by business sector in note 1 to the accounts. A review of the business and future development plans, examples of customer solutions together with operating and financial reviews, are contained on pages 3 to 23 which constitute an integral part of this report.

2 Results and dividends

The profit of the Group before taxation amounted to £25.3m (2003: £15.9m). Having adjusted for goodwill amortisation and exceptional items, profit before taxation was £41.2m (2003: £38.9m). The Directors do not recommend the payment of a final dividend (2003: nil). No interim dividend (2003: nil) has been paid in respect of the period. Reference should be made to the Chairman’s statement for information on future dividend policy.

3 Research and development

During the period the Group incurred expenditure on research and development of £14.3m (2003: £13.2m). The Group’s major research and development facility, the Enodis Technology Center (“ETC”) at New Port Richey near Tampa, Florida, provides a central resource for the Group’s research and development activity. Many of the Group’s operating companies also have development facilities.

4 Share capital

a) Details of movements of the Company’s ordinary shares during the period are provided in note 20 to the accounts.

b) During the period, the Company did not exercise the authority granted by shareholders at the Annual General Meeting held on

11 February 2004 for the Company to purchase up to 40 million ordinary shares.

5 Board of Directors

The current Directors of the Company, their ages and the dates of their appointment are shown on page 24. Peter Brooks, David McCulloch, Michael Cronk, David Wrench, Robert Eimers and Waldemar Schmidt held office throughout the period. Michael Arrowsmith and Joseph Ross, Directors at the end of the period, were appointed on 11 February 2004 and 11 March 2004 respectively. Eryl Morris, a Director at the beginning of the period, left the Board on 11 February 2004.

Peter Brooks and Robert Eimers will retire at the next Annual General Meeting by rotation in accordance with Article 97 of the Articles of Association of the Company and, being eligible, offer themselves for reappointment in accordance with Article 98 of the Articles of Association of the Company.

Michael Arrowsmith and Joseph Ross, having been appointed Directors since the last Annual General Meeting, will retire at the next Annual General Meeting and, being eligible, offer themselves for reappointment in accordance with Article 95 of the Company’s Articles of Association.

The Board believes that these four Directors should be re-elected for the following reasons:

a) Peter Brooks joined the Board in May 1998 and was appointed Chairman on 17 January 2000. As described on page 27 the Board evaluated his performance and in the light of that evaluation, the Directors other than the Chairman determined that it was in the best interests of the Company that he should continue in that role. It is of course essential for the Chairman to be a Director of the Company.

b) Robert Eimers was appointed to the Enodis plc Board on 23 May 2002. He is Executive Vice President of Global Human Resources and has had similar responsibilities in three major corporations. His significant experience in the field qualifies him as a suitable member of the Board. The Group places considerable importance on its people, and the Board considers that it is therefore appropriate for the human resources function to be represented at Board level.

c) Michael Arrowsmith was appointed to the Board by the Directors on 11 February 2004. He is Chairman of the Audit Committee. He is a member of the Governing Council of Cranfield University and until August 2004 was Chief Executive of the logistics and supply chain management company, Tibbett & Britten Group plc, which he joined in 1999. As a recent CEO, and former CFO, of an international distribution company, he is well qualified to make a major contribution to the Board.

d) Joseph Ross was appointed to the Board by the Directors on 11 March 2004. Until November 2003 he was Chairman and CEO of a safety products and signalling equipment manufacturer, Federal Signal Corporation by whom he had been employed since 1983 initially as Group Attorney. He is currently a Director of Quanex Corporation. His experience as a CEO of a major US corporation and of the corporate law framework in the US greatly benefits the Board in its deliberations.

The interests of the Directors in the share capital and other securities of the Company and its subsidiary undertakings are shown on pages 33 and 34.

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26	Directors’ report
Enodis annual report + accounts 2004 Directors’ report

6 Substantial shareholdings

The following shareholdings are disclosed as having been notified to the Company in accordance with Sections 198 to 208 of the Companies Act 1985 as at 22 November 2004:

		Percentage
	Ordinary shares	of issued
Shareholder	of 50p each	share capital

Harris Associates L.P.	50,541,360	12.60%
Fidelity International Limited	44,869,697	11.19%
Barclays Plc	43,469,855	10.84%
Arnhold & S. Bleichroeder Inc	36,000,000	8.98%
Aviva plc	32,162,657	8.02%
The Capital Group Companies Inc	16,352,128	4.08%
Legal & General Investment
Management Ltd	12,131,815	3.02%

7 Charitable and political donations

The Group made charitable donations of £107,000 during the period (2003: £100,000), £91,000 of which was donated in the US (2003: £93,000). Neither the Company nor any of its subsidiaries made any donation for political purposes in either 2004 or 2003.

8 Auditors

Resolutions to reappoint Deloitte & Touche LLP as the Group’s auditors and to authorise the Directors to determine their remuneration will be proposed at the next Annual General Meeting.

9 Disabled employees

Applications for employment from disabled persons are considered on their merits and regard is paid only to the ability of an applicant to carry out satisfactorily the functions required. The same policy is adopted when considering career development and promotion, while in the field of training, a distinction would be made only in order to meet the particular requirements of the disabled person.

If an employee became disabled while in employment, all due consideration would be given to continued employment whether in the same or in an alternative capacity and training would be given where necessary.

10 Employee consultation

The Group places great value on the involvement of its employees and has reinforced its previous practice of consulting and keeping them informed on matters affecting them as employees and on the various factors affecting the performance of the Group. This is achieved in many Group companies through newsletters, formal and informal meetings. A weekly update from the Chief Executive is widely disseminated throughout the Group.

11 Creditor payment policy

The terms of payment to most suppliers are agreed, and abided by, on an ongoing basis by each Group company. Trade creditors at 2 October 2004 represented, on average, nil days’ purchases (2003: nil days) for the Company and 70 days’ purchases (2003: 65 days) for the Group.

12 Environmental policies of the Group’s operating businesses

The Board looks to each of its operating companies to develop its own programme and policies to address environmental matters. Generally speaking, the Group’s production processes are of limited environmental impact and the Board considers this approach to environmental matters to be the most practical, also bearing in mind the wide range of locations and scale of its operations.

The following are examples of initiatives to reduce environmental concerns undertaken or commenced in the period ended 2 October 2004:

Recycling/drywaste Scotsman Beverage Systems (“SBS”) in the UK worked with one of its large clients to ensure that up to 96% of all materials are recycled from older refrigeration systems. Units that were previously sent to a scrap yard are collected by SBS who work with a local environment firm to reclaim the gas and recycle. SBS recycles approximately 8,000 units per year.

Jackson implemented a compulsory recycling programme throughout its plant and offices for used batteries, electronic equipment and light bulbs.

Hazardous materials Scotsman Ice now generates no hazardous waste, thereby eliminating costly removal and destruction.

Convotherm utilises a cleaning agent that is classified as non-hazardous.

Frymaster has discontinued the use of an aerosol coating solution for their cold rolled pots and now use pneumatic applications instead of aerosol cleaning agents.

Liquid waste Garland Canada has introduced a drainage system to their property which expedites the removal of waste water.

Jackson has made modifications to its wastewater treatment plant and has constructed wetlands that will improve the quality of the water.

Energy conservation Delfield’s recently introduced refrigeration and freezer models qualify for the US Government backed “energy star” rating, which means that these units utilise less energy and are thereby more environmentally friendly.

13 Annual General Meeting

The Annual General Meeting of the Company will be held at The Westbury Mayfair, Bond Street, Mayfair, London W1S 2YF on 16 February 2005 at 11.30 a.m. A separate Circular to shareholders, containing the Notice of the Annual General Meeting and requisite information on the resolutions to be proposed as special business at the Meeting, accompanies this Report and Accounts.

By order of the Board

D R Hooper Secretary
22 November 2004

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27	Corporate governance
Enodis annual report + accounts 2004

The Combined Code

The Board is accountable to shareholders for the running of the Company and continues to aspire to high standards of corporate governance.

The Company has applied the principles set out in Section 1 of the Combined Code – Principles of Good Governance and Code of Best Practice issued in June 1998 (“the Code”) as detailed herein. The Company is required to comply with the revised Code published in July 2003 with effect from its financial year ending in September 2005. However, as this report shows, the Company has already taken many steps towards compliance and the Board’s aim and expectation is to be able to report that we meet the requirements of the revised Code next year. Whilst formal compliance is important, the Board’s overall approach is to be guided by and observe the spirit of the Code.

The Board and Committees

Board balance Composition of the Board is balanced, with a non-executive Chairman, four additional non-executive Directors and three executive Directors. The Board has determined that each non-executive Director including the Chairman is independent. During the period, Waldemar Schmidt succeeded Eryl Morris as the Senior Independent Director. The Board has agreed a written statement setting out the division of the responsibilities between the Chairman and the Chief Executive Officer. Broadly the Chairman is responsible for the management of the Board and the Chief Executive Officer is responsible for the management of the Group’s business and operations. The Board does not intend that its Chief Executive should become Chairman of the Company. The Directors’ biographies, which are set out on page 24, demonstrate a range of business backgrounds and international experience.

Re-election All non-executive Directors (except for Peter Brooks and Waldemar Schmidt) have been appointed for an initial term of three years. All Directors are subject to election by shareholders at the first opportunity after their appointment, and to re-election thereafter by rotation at least every three years in accordance with the Company’s Articles of Association. Peter Brooks and Waldemar Schmidt were appointed for an initial term of five years. The names of the Directors submitted for re-election, and reasons why the Board believes they should be re-elected, are detailed in the Directors’ report on page 25 and biographical details for each of them appear on page 24.

Board procedures and support The Board considers, as confirmed by the performance evaluation referred to below, that it provides effective leadership and control of the Group. It has a formal schedule of matters reserved for its specific approval, including Group strategy and performance, acquisitions and disposals, major capital projects, Board appointments and dividend recommendation. This schedule was updated shortly after the period end. The Board met nine times during the period (including meetings by telephone) and all Directors were present at each meeting. It maintains a dialogue as needed between formal meetings. Briefing papers are circulated in advance of planned meetings. During the year, non-executive members of the Board visited several Group sites and relevant trade shows. Newly appointed Directors receive a full, formal and tailored induction programme which was upgraded during the period. The programme includes a pack of Board papers and minutes of recent meetings, analysts reports on the Company, a description of the Board’s operations, the most recently adopted Long Range Plan and budget and a guide to the role and duties of a Director. A formal procedure is in place to enable Directors, in the furtherance of their duties, to take independent professional advice, if necessary, under the guidance of the Company Secretary and at the Company’s expense. Should a Director have any concerns about a particular issue, such concerns will be recorded in the minutes of the relevant Board meeting. Should he choose to resign over such a matter, the concerns would be communicated to the other Directors. All Directors have the opportunity to undertake relevant training, receive appropriate UK and US journals relevant to Board members and have full and timely access to relevant information and the advice and services of the Company Secretary. The non-executive Directors met without executive Directors present on five occasions during the period.

Board performance evaluation An evaluation of the Board’s and the Chairman’s performance was led by the Senior Independent Director in October 2004. As this was the first time such an exercise had been undertaken by him and there are several relatively recent appointees to the Board, it was determined by the Board that this was best undertaken by means of circulating a questionnaire for completion by all Directors. It was also determined that it would be premature to make an individual evaluation of each Director other than the Chairman and that outside involvement was not appropriate at this stage. The outcome was discussed by the Board at its November 2004 meeting and the next steps agreed.

Appointments Appointments to the Board are reviewed by the Board as a whole with a Nomination Committee established to undertake the search process and recommend candidates to the Board as necessary. That Committee, now comprising Peter Brooks (Chairman), Waldemar Schmidt and Joseph Ross, met formally on two occasions during the period. David McCulloch was a member of the Committee until 22 September 2004 when he was replaced by Joseph Ross. There was full attendance at one of the meetings, but Mr Schmidt was unable to attend the other meeting. Informal dialogue has also been maintained by the members during the period to discuss the process for selecting new non-executive Directors. For each of the non-executive Director appointments during the period, a search consultancy was engaged to develop a shortlist of suitable candidates from which selections were made by the Board. The terms of reference of the Nomination Committee are available for inspection on the Company’s website.

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28
Enodis annual report + accounts 2004 Corporate governance

Relationships with shareholders and understanding their views There is an agreed allocation of responsibilities for regular executive Director and senior executives’ communication with institutional investors and analysts in both the UK and USA. The Chief Executive Officer, Chief Financial Officer and other senior corporate executives have made a number of structured presentations to major shareholders following results’ announcements. Feedback from these presentations is reported to other members of the Board. In addition, quarterly analyses of shareholders are prepared by the Company’s brokers and distributed to the Board. During the period, the Chairman wrote to a number of the Company’s larger shareholders to confirm the Company’s concern to ensure that communications with shareholders were satisfactory, as the Board believes them to be, and that he and the Senior Independent Director were available at any time, in the event of their wishing to discuss any matters regarding the Company.

The Annual General Meeting provides an excellent opportunity for private shareholders to question the Board and discuss issues with executive management after the meeting.

Audit Committee The Committee’s Chairman is Michael Arrowsmith, who sits together with Michael Cronk, and Joseph Ross, who joined the Audit Committee on 5 May 2004. Peter Brooks was a member of the Audit Committee until 30 September 2004. A comprehensive induction programme has been prepared for new members of the Committee. At all times, the Committee must comprise only non-executive Directors and shall normally consist of not less than three members. The Board is satisfied that the Committee Chairman, a Fellow of the Council of Management Accountants, has recent and relevant financial experience. It met five times during the period, with all members present at each meeting. Other Directors and executives may attend by invitation.

The Audit Committee monitors accounting policies and financial reporting, and reviews the quarterly and annual accounts before they are presented to the Board. It also has primary responsibility for the relationship with the external auditors, keeps under review the scope and results of the audit and its cost effectiveness, and the independence and objectivity of the auditors, taking into account where necessary any non-audit services provided to the Group by the auditors. A policy for pre-approving such services has been adopted by the Audit Committee to comply with regulations designed to ensure the auditors’ objectivity and independence. The Audit Committee also has primary responsibility for making a recommendation to shareholders on the appointment and removal of the external auditors. The terms of reference of the Audit Committee are available for inspection on the Company’s website. They were amended during the period towards compliance with the 2003 Code by introducing additional responsibilities, including reviewing the effectiveness of the internal audit function, the audit process and the Company’s internal control and risk management systems.

Remuneration Committee Details concerning the Remuneration Committee are set out in the Directors’ remuneration report.

Going concern

The Directors believe that the Group has adequate resources to continue operating for the foreseeable future. For this reason, they continue to adopt the going concern basis in preparing the accounts.

Internal control

Introduction The Board has established procedures to implement the Turnbull Guidance “Internal Control: Guidance for Directors on the Combined Code”. These procedures, which are subject to regular review, provide an ongoing process designed to identify, evaluate and manage significant risks faced by the Group.

Responsibility The Board has overall responsibility for the system of internal control. A sound system of internal control is designed to manage rather than eliminate the risk of failure to achieve business objectives and can only provide reasonable and not absolute assurance against material misstatement or loss.

Control structure There is a defined operating structure for the Group with clear lines of responsibility and delegated authority. Regional operations boards, comprising relevant senior executives, have responsibility amongst other things for co-ordination of Group strategy and risk management. The Group’s organisational structure is relatively flat, assisting close control, fast information flow and responsiveness.

Written policies and procedures are in place which define the limits of delegated authority and provide a framework for management to deal with areas of significant business risk. These policies and procedures are regularly reviewed and, where necessary, updated.

The Board has established a Treasury Operating Committee which oversees the operation of the Group treasury function and sets appropriate limits to mitigate treasury risk. When reviewing the Group annual operating plan and three year long-term plan, the Board assesses those risks identified as being the most significant for the Group, their potential impact and likelihood of occurrence and the control procedures put in place to mitigate those risks.

Prior to publishing its quarterly and annual results, management obtains representation letters from all business units confirming complete disclosure and compliance with internal and external requirements. In addition, prior to publishing its US annual results the Chief Executive Officer and the Chief Financial Officer certify as required under the Sarbanes-Oxley Act.

Control environment The Group’s operating procedures include a comprehensive system for reporting information to the Directors which is adjusted as necessary.

Budgets are prepared by operating company management and subject to review by both Group management and the Directors. Forecasts are revised during the year and compared against budget.

When setting budgets and forecasts management identifies, evaluates and reports on potential significant business risks.

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Enodis annual report + accounts 2004 Corporate governance

Monthly reports of operating performance, with commentary on variances against budget, forecasts and prior year, are prepared at operational and Group levels. Key performance indicators are monitored by the Board.

The acquisition of any business requires a rigorous analysis of the financial implications of the acquisition and key performance figures. A sensitivity analysis takes place of the key assumptions made in the acquisition case. Post investment appraisals of the Group’s investments are conducted on a periodic and timely basis.

A treasury report, with details of borrowings and investments, is distributed to corporate management on a weekly basis.

The Audit Committee reviews a quarterly report detailing any significant legal actions faced by Group companies.

Monitoring and review activities There are clear processes for monitoring the system of internal control and reporting any significant control failings or weaknesses together with details of corrective action.

The Audit Committee periodically receives and reviews reports on internal controls from the external auditors and a formal annual self assessment is provided by the presidents and controllers of each Group company detailing the operation of their control systems and highlighting any weaknesses. A survey is prepared of employees’ views and opinions on a wide variety of risk management issues. Regional management, the Audit Committee and the Board review the results of such reports and assessment taking action as appropriate.

Group risk management issues are reviewed by a Group Risk Management Committee, chaired by the Chief Financial Officer and comprising operational and corporate representatives from across the Group. In the case of internal financial controls, the Committee reports to the Audit Committee, including on all risk management matters. Reports from the external auditors, Deloitte & Touche LLP, on internal controls and relevant financial reporting matters are presented to the Audit Committee and management.

Where, as a result of these reviews, issues are identified in the internal control environment, prompt corrective actions are taken.

The Group has an internal audit function whose role includes assisting the Board discharge its responsibilities as regards internal control.

Review of effectiveness The Directors confirm that they have reviewed the effectiveness of the system of internal control through the monitoring process set out above for the period under review and to the date of approval of the annual report and accounts.

Compliance statement

The Listing Rules require the Board to report on compliance with the Code throughout the accounting period. The Company has complied throughout the accounting period ended 2 October 2004 with the provisions set out in Section 1 of the Code except in respect of one provision in the employment agreement of David McCulloch, as explained on page 32.

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30	Directors’ remuneration report
Enodis annual report + accounts 2004

This remuneration report sets out the Company’s policy on the remuneration of executive and non-executive Directors together with details of Directors’ remuneration and employment agreements. The report was approved by the Board on 22 November 2004 and signed on its behalf by order of the Board.

At the Annual General Meeting of the Company to be held on 16 February 2005 an ordinary resolution will be proposed to approve this report.

Remuneration policy for executive Directors and senior executives

The remuneration arrangements for executive Directors and senior executives are designed to enable the Company to recruit and retain executives of the calibre needed to maintain and develop Enodis’ position as one of the world’s leading manufacturers and distributors of food equipment. The Remuneration Committee has established a policy for the remuneration of executive Directors and senior executives throughout the Group for the current and subsequent financial years, governed by seven principles. These are that executive remuneration should:

–	be determined by reference to external markets in the various countries (particularly the USA) where it operates;

–	be seen throughout the business to be fair and equitable;

–	be based on total remuneration;

–	be supportive of key strategies;

–	be affordable;

–	be aligned with shareholder value; and

–	be understandable, both internally and externally.

The Remuneration Committee will keep the remuneration policy as detailed in this report under review during 2004/2005 and intends to ensure that the Company’s reward programmes remain competitive and provide appropriate incentives for performance.

In forming its remuneration policy, the Remuneration Committee has given full consideration to the principles set out in Section B of the Code (as defined on page 27).

Appointment and remuneration policy for non-executive Directors

Before 2003, non-executive Directors were appointed initially for a five year period, which was then reviewed and extended for a further three year period as appropriate. In 2003, and thenceforth, the initial period of appointment is three years. There are no provisions for notice periods or compensation in the event of termination and no element of non-executive Directors’ remuneration is performance related. The fees for the non-executive Directors were reviewed by the Board in 2004 taking account of the increasing workload of Directors in light of regulatory developments both in the UK and the US which has seen them spending a significantly greater amount of time on the Group’s affairs. After referring to advice provided by the Remuneration Committee’s advisors, increases described later in this report were implemented on 1 November 2004. These fees will continue to be reviewed annually to ensure they are competitive and properly reflect the Directors’ workload and responsibilities at that time.

Non-executive Directors do not participate in any of the Group’s incentive or benefit schemes.

Remuneration Committee

For the financial period ended 2 October 2004, remuneration policy for executive Directors and the determination of individual Directors’ remuneration have been delegated to the Remuneration Committee which consists only of independent non-executive Directors. Michael Cronk (Chairman), Waldemar Schmidt and Peter Brooks were members of the Remuneration Committee throughout the period. Eryl Morris left the Remuneration Committee on 11 February 2004 when he resigned as a Director. It met five times during the period, with all members present at each meeting. The Remuneration Committee’s terms of reference (which are available for inspection on the Company’s website) include reviewing and advising upon the remuneration and benefits packages of the executive Directors. They also include the monitoring of the level and structure of remuneration for senior management to ensure an appropriate relativity between the remuneration packages of the executive Directors and senior management. The fees of the non-executive Directors are determined by the full Board. Hewitt Bacon + Woodrow (now named Hewitt Associates Limited) were appointed by the Remuneration Committee as its consultants on 22 May 2003 and have since then provided the Remuneration Committee with advice and guidance. They provide no other services and have no other connection with the Group. The Remuneration Committee is also advised by Robert Eimers, the Executive Vice President, Global Human Resources and David Hooper, the Company Secretary.

Policy on outside appointments

Executive Directors are permitted with Board approval to hold one non-executive directorship with outside companies. Such appointment will only be approved where the Board is satisfied that it will not interfere with the carrying out of the executive Director’s role with the Company. At present none of the executive Directors has any outside appointment. They may retain any fees payable to them with the consent of the Remuneration Committee, except in cases where the directorship is as a representative of the Company.

Elements of executive Directors’ remuneration

Certain details of Directors’ contracts, remuneration and interests in the Company’s securities, including share options, are set out on pages 32 to 34. At present, the Remuneration Committee regards the current year short-term elements of the executive Directors’ remuneration as of primary importance in supporting the Group’s remuneration policy and strategy. The Remuneration Committee is continuing a review of the Group’s incentive plans with a view to enhancing alignment with shareholder value. It is expected that, following that review, the long-term element will assume greater importance.

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31
Enodis annual report + accounts 2004 Directors’ remuneration report

The remuneration arrangements for the executive Directors consist of:

–	Base salary Base salaries are not performance-related although increases thereto are. They are determined by reference to those of similar positions in international businesses of broadly comparable size and structure, taking account of turnover, market value, number of employees, business sector and international involvement. Independent consultants are used to provide comparative information for the Remuneration Committee. In determining salary increases the Remuneration Committee is also made aware of salary inflation throughout the Group and takes such information into consideration, together with internal relativities and external survey data. Base salaries were reviewed on 1 October 2004 when a 3.5% increase was applied for the Chief Executive and the Executive Vice President, Global Human Resources. A 20% increase was applied to the base salary of the Chief Financial Officer as it was considered that the relativity between his salary and that of the Chief Executive Officer was out of line. This new base salary is supported by reference to external data.

–	Annual bonus Annual cash bonuses are based on Group financial targets. The measures for executive Directors and senior corporate executives for the period were Group operating profit before exceptional items and goodwill amortisation and net debt reduction. If the relevant targets are met, awards range from 42% (minimum) to 140% (maximum) of base salary for the executive Directors. The Remuneration Committee may add other corporate or job-related measures as it considers appropriate.

–	Long-term incentives: executive share option schemes Options are outstanding under the Enodis 2001 and 1995 Executive Share Option Schemes, which uses new shares, and the Enodis 1993 Executive Share Option Scheme, which uses shares purchased by an employee share trust. No further options can be granted under the 1995 and 1993 schemes.

In the period ended 2 October 2004, options have been granted under the Enodis 2001 Executive Share Option Scheme. In normal circumstances, the value of shares under option which an executive may receive in any financial year may not exceed twice base salary.

The performance conditions attached to the grants in the period are based on the Company’s total shareholder return (TSR) compared against the companies comprising the FTSE Mid-250 (excluding investments trusts) at the date of grant excluding companies that have ceased to be listed. Options granted over shares with a value of up to one times base salary in any financial year will be exercisable in full if Enodis’ TSR is greater than that of the median ranked company. Options contained in an award which takes the value above one times base salary will be exercisable as to 35% if Enodis’ TSR is greater than that of the median ranked company, and exercisable in full if Enodis’ TSR is at least as great as that of the company ranked at the upper quartile, with pro rata exercisability between these two points. TSR performance was selected by the Remuneration Committee as the measure which most closely aligns with improvement in shareholder value. In addition, no options may be exercised unless the Remuneration Committee is satisfied that there has been a sustained improvement in the Group’s underlying financial performance. Options granted to Directors in earlier years have been subject to different performance conditions as follows:

–	options granted under the 1995 Executive Share Option Scheme in normal circumstances will be exercisable only if the increase in the Group’s adjusted earnings per share has exceeded the growth in the Retail Price Index by an average of at least 3% per annum over a three year period;

–	options granted under the 2001 Executive Share Option Scheme in the year ended 29 September 2001 and at 147p in the year ended 28 September 2002 will be exercisable in full only if the Company’s TSR is ranked in the upper quartile relative both to other Mid-250 companies (excluding Investment Trusts) and to a group of about 20 other quoted companies in the UK and overseas with analogous businesses. Options will be exercisable on a sliding-scale basis if the Company’s TSR falls between the median and upper quartile levels, as compared with the two comparator groups; and

–	options granted under the 2001 Executive Share Option Scheme at 85.5p in the year ended 28 September 2002 and subsequently are subject to the same performance conditions as applied to the options granted in the period ended 2 October 2004 and described above.

The calculation of whether the performance criteria have been met will initially be prepared by the Chairman of the Remuneration Committee, as advised by the Company’s remuneration consultants. The figures will be reviewed and then submitted for the approval of the Remuneration Committee as advised by its consultants. This method was selected by the Remuneration Committee as providing shareholders with comfort that all appropriate external advice has been obtained.

–	Long-term incentives: share matching scheme No awards have been made under the share matching scheme (under which executives may be awarded matching free shares linked to the deferral of their annual cash bonus) and the Remuneration Committee has decided not to operate it for the time being.

–	Pension The Company makes contributions equivalent to 25% of base salary to the pension arrangements of the executive Directors.

–	Other benefits (not performance-related) Executive Directors are provided with medical insurance, disability insurance, an allowance in lieu of a company car and other benefits in line with practice in other listed companies of similar size.

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Enodis annual report + accounts 2004 Directors’ remuneration report

Total shareholder return (“TSR”)

Set out below is a chart showing Company TSR for each of the last five financial years compared to the companies comprising the FTSE Mid-250 index. The TSR was calculated using a fair method in accordance with the Companies Act 1985, Schedule 7A Pt 2 Paragraphs 4 (4) to (8).

This graph shows the value, by 2 October 2004, of £100 invested in Enodis on 2 October 1999 compared with the value of £100 invested in the FTSE Mid-250 index.

The Company was a member of the FTSE Mid-250 index for 45 months of the last five financial years including when its current executive share option scheme was adopted and is now, again, a member of that index. The FTSE Mid-250 was therefore selected as the comparator group for measuring performance conditions in the Company’s executive share option scheme. Accordingly, the Remuneration Committee considers that to be the most appropriate broad market index for identifying the Company’s performance for the purpose of this report. Reference is made to pages 19 and 20 where the Group’s recent performance in improving profit before tax and reducing net debt is described.

Employment agreements and compensation

The Company’s policy with regard to employment agreements for executive Directors is that they be rolling contracts and will normally contain a provision entitling the Director to a 12 month notice period, or the financial effects thereof, but with the ability to give consideration to a longer period in exceptional circumstances. The Company’s policy with regard to termination payments under such agreements is that, in order to achieve certainty, liquidated damages be agreed at their commencement.

The employment agreements with each of David McCulloch, David Wrench and Robert Eimers, are for an indefinite period and are terminable at will. Each agreement contains provisions that in the event of termination without cause payment will be made of an amount equivalent to 12 months’ salary, 12 months’ target annual bonus, 12 months’ pension contribution and bonus for the current year pro-rated to date of termination. In addition, the employment agreement of David McCulloch contains provisions, which were in place before his appointment to the Board, whereby if the contract is terminated by a Group company without cause in the event of a change of control or by Mr McCulloch in the event of a change of control, a payment will be made of 24 months’ base salary, 24 months’ pension contribution and target annual bonus. The Company has received advice that a 24 month compensation provision in these circumstances is not unusual for a Chief Executive Officer in the US.

The effective dates of these agreements were 1 June 2003 for Mr McCulloch and 21 July 2003 for Messrs Wrench and Eimers. The agreements reflect US employment practice, given that the Directors are based in the USA.

As far as the unexpired terms of employment agreements of Directors offering themselves for reappointment at the Annual General Meeting are concerned, Messrs Peter Brooks, Michael Arrowsmith and Joseph Ross have no employment agreements, their responsibilities being set out in letters of appointment. Robert Eimers has a rolling employment agreement with termination provisions described above.

Non-executive Directors’ remuneration

Effective 1 November 2004, the fees for the non-executive Directors were increased to £40,000 p.a., with an annual incremental £10,000 for the Director who chairs the Audit Committee and an annual incremental £7,500 for the Director who chairs the Remuneration Committee. The Chairman’s fee was increased to £115,000 p.a. also effective 1 November 2004. As indicated earlier in this report, these fees will be reviewed annually to ensure they are competitive and properly reflect the Directors’ workload and responsibilities at that time.

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Enodis annual report + accounts 2004 Directors’ remuneration report

Directors’ remuneration (audited)

The remuneration of the Directors for the 53 weeks ended 2 October 2004 is shown below:

	Base						Total	Total
	salary	Fees	Bonuses	†	Benefits	††	2004	2003
Director	£	£	£		£		£	£

A J Allner (prior year Director)	–	–	–		–		–	1,086,489
M R Arrowsmith (appointed 11 February 2004)	–	25,650	–		–		25,650	–
R E Briggs (prior year Director)	–	–	–		–		–	16,676
P M Brooks (Chairman)	–	104,583	–		–		104,583	100,000
G M Cronk	–	39,865	–		–		39,865	12,433
R C Eimers	136,828	–	176,540		49,302		362,670	330,354
D S McCulloch	342,069	–	441,351		101,902		885,322	630,222
G E Morris (resigned 11 February 2004)	–	14,079	–		–		14,079	32,500
A F Roake (prior year Director)	–	–	–		–		–	78,661
J J Ross (appointed 11 March 2004)	–	19,240	–		–		19,240	–
W Schmidt	–	33,885	–		–		33,885	31,032
W D Wrench	171,119	–	220,785		55,702		447,606	398,953

	650,016	237,302	838,676		206,906		1,932,900	2,717,320

†Bonuses paid by reference to achievement by the Group of budgeted financial targets and are calculated by reference to base salary earned in the period. Bonuses and benefits are not included in pensionable salary.
††Includes car allowance and contributions to unapproved money purchase pensions arrangements as detailed in Directors’ pension information below.
Salaries of North American Directors have been translated at the relevant monthly rate, the average for the year being £1 = $1.79.
No compensation for loss of office or other payments have been paid to or are receivable by any person who has served as a Director during the financial year.

Directors’ pension information (audited)

The Group paid the following sums to defined contribution pension arrangements for the benefit of the Directors, which sums are included in the Directors’ remuneration table above:

	2004	2003
Name	£	£

A J Allner (prior year Director)	–	63,000
R C Eimers	22,146	18,650
D S McCulloch	55,832	40,100
W D Wrench	24,945	11,273

	102,923	133,023

Directors’ interests in contracts and other transactions with Group companies

No Director has a material interest in any contract with Group companies other than employment agreements.

The beneficial interests of the Directors in office at 2 October 2004 in the ordinary shares of the Company were as follows:

1 Ordinary shares

	28 September
	2003
	(or on
	subsequent		2 October
	appointment)	Purchases of	2004
	ordinary	ordinary	ordinary
Director	shares	shares	shares

M R Arrowsmith (appointed 11 February 2004)	Nil	Nil	Nil
P M Brooks	43,500	Nil	43,500
G M Cronk	1,011,600	680,000	1,691,600
R C Eimers	Nil	Nil	Nil
D S McCulloch	67,000	33,000	100,000
J J Ross (appointed 11 March 2004)	Nil	Nil	Nil
W Schmidt	13,680	Nil	13,680
W D Wrench	Nil	Nil	Nil

The above interests are in the ordinary share capital of the Company. No Director had any beneficial interest in any share capital of other Group companies or in any debenture of any Group company. As at 22 November 2004 there were no changes to the interests of the Directors in office at the period end as stated above and in paragraph 2 hereof.

No Director had any interest in the ADS of the Company.

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Enodis annual report + accounts 2004 Directors’ remuneration report

2 Share options (audited) Options to subscribe for or acquire shares of the Company were held by the following Directors during the period, each of which was granted for nil consideration:

i) The Berisford 1995 Executive Share Option Scheme (“Executive Scheme (1995)”) and the Enodis 2001 Executive Share Option Scheme (“Executive Scheme (2001)”).

				Number
				of options
	At			during the	At			Date
	28 September			period	2 October		Date	from which		Latest
Director	2003		Granted	Exercised	2004	Exercise price	of grant	exercisable	†	expiry date	†

R C Eimers	24,669	††	Nil	Nil	24,669	260.73p	03.07.00	03.07.03		03.07.10
	102,013		Nil	Nil	102,013	85.50p	21.03.02	21.03.05		21.03.12
	249,152		Nil	Nil	249,152	59.00p	22.11.02	22.11.05		22.11.12
	600,000		Nil	Nil	600,000	63.50p	11.08.03	11.08.06		11.08.13
	Nil		168,146	Nil	168,146	84.00p	19.11.03	19.11.06		19.11.13

D S McCulloch	49,399	††	Nil	Nil	49,399	116.60p	01.07.97	01.07.00		01.07.07
	43,223	††	Nil	Nil	43,223	212.88p	28.07.99	28.07.02		28.07.09
	444,063		Nil	Nil	444,063	81.78p	10.09.01	10.09.04		10.09.11
	302,401		Nil	Nil	302,401	85.50p	21.03.02	21.03.05		21.03.12
	271,218		Nil	Nil	271,218	147.00p	21.03.02	21.03.05		21.03.12
	396,610		Nil	Nil	396,610	59.00p	22.11.02	22.11.05		22.11.12
	1,500,000	*	Nil	Nil	1,500,000	63.50p	11.08.03	11.08.06		11.08.13
	Nil		420,365	Nil	420,365	84.00p	19.11.03	19.11.06		19.11.13

W D Wrench	37,049	††	Nil	Nil	37,049	260.73p	03.07.00	03.07.03		03.07.10
	61,469		Nil	Nil	61,469	146.56p	22.01.01	22.01.04		22.01.11
	194,551		Nil	Nil	194,551	85.50p	21.03.02	21.03.05		21.03.12
	296,610		Nil	Nil	296,610	59.00p	22.11.02	22.11.05		22.11.12
	750,000		Nil	Nil	750,000	63.50p	11.08.03	11.08.06		11.08.13
	Nil		210,183	Nil	210,183	84.00p	19.11.03	19.11.06		19.11.13

*When these options are exercised pursuant to the rules of the Scheme, D S McCulloch is entitled to a payment of £404,203. The employment agreement of Mr McCulloch entered into following his appointment as Chief Executive Officer on 1 June 2003 included a commitment by the Company to grant him share options at the market price prevailing at that time or an alternative benefit payable in cash. For regulatory reasons the options could not be granted at that time and when they were granted the market price had risen. As the rules of the share option scheme require options to be granted at the market price on date of grant, the sum of £404,203 was agreed to be paid.
If these options are not exercised, this sum will not be paid.
†Subject to performance conditions being achieved as described earlier in this report.
When options over 469,829 shares granted to former Director, A J Allner, are exercised by him, pursuant to the rules of the Scheme, the Company is contractually obliged to make a payment to him of £51,681. The obligation arose from circumstances which are similar to those described above in respect of D S McCulloch. If the options are not exercised, the sum will not be paid.
All options have been granted under the Executive Share Scheme (2001) except those marked †† which have been granted under the Executive Share Scheme (1995).
During the year the Company’s shares have traded in the range 70p to 102p. On 1 October 2004, the closing mid market share price was 82.75p.
No share options expired unexercised in the period and none of the conditions or terms of the options have been varied.

ii) The Berisford 1992 Sharesave Scheme (“Sharesave Scheme (1992)”).

No Director holds options under the Sharesave Scheme (1992).

By order of the Board

D R Hooper Secretary
22 November 2004

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35 Enodis annual report + accounts 2004	Statement of Directors’ responsibilities in respect of the financial statements

United Kingdom company law requires the Directors to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the Company and the Group as at the end of the financial period and of the profit or loss of the Group for that period.

In preparing those financial statements, the Directors are required to:

–	select suitable accounting policies and then apply them consistently;

–	make judgements and estimates that are reasonable and prudent; and

–	state whether applicable accounting standards have been followed, subject to any material departures disclosed and explained in the financial statements.

The Directors are responsible for keeping proper accounting records, which disclose with reasonable accuracy at any time the financial position of the Company and enable them to ensure that the financial statements comply with the Companies Act 1985. They are also responsible for the Group’s system of internal control, for safeguarding the assets of the Group and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

D R Hooper Secretary
22 November 2004

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36 Enodis annual report + accounts 2004	Independent Auditors’ report to the members of Enodis plc

We have audited the financial statements of Enodis plc for the 53 weeks ended 2 October 2004 which comprise the profit and loss account, the balance sheets, the cash flow statement and related notes, the statement of total recognised gains and losses, the accounting policies and the related notes 1 to 26. These financial statements have been prepared under the accounting policies set out therein.

We have also audited the information specified as audited in the Directors’ remuneration report.

This report is made solely to the Company’s members, as a body, in accordance with Section 235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the Company’s members those matters we are required to state to them in an auditors’ report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company’s members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of Directors and Auditors

As described in the Statement of Directors’ responsibilities, the Company’s Directors are responsible for the preparation of the financial statements in accordance with applicable United Kingdom law and accounting standards. They are also responsible for the preparation of the other information contained in the annual report including the Directors’ remuneration report. Our responsibility is to audit the financial statements and the part of the Directors’ remuneration report described as having been audited in accordance with relevant United Kingdom legal and regulatory requirements and auditing standards.

We report to you our opinion as to whether the financial statements give a true and fair view and whether the financial statements and the part of the Directors remuneration report described as having been audited have been properly prepared in accordance with the Companies Act 1985. We also report if, in our opinion, the Directors’ report is not consistent with the financial statements, if the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding Directors’ remuneration and transactions with the Company and other members of the Group is not disclosed.

We review whether the corporate governance statement reflects the Company’s compliance with the seven provisions of the Combined Code specified for our review by the Listing Rules of the Financial Services Authority, and we report if it does not. We are not required to consider whether the Board’s statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the Group’s corporate governance procedures or its risk and control procedures.

We read the Directors’ report and the other information contained in the annual report for the above period as described in the contents section and the unaudited part of the Directors’ report and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements.

Basis of audit opinion

We conducted our audit in accordance with United Kingdom auditing standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements and the part of the Directors’ remuneration report described as having been audited. It also includes an assessment of the significant estimates and judgements made by the Directors in the preparation of the financial statements and of whether the accounting policies are appropriate to the circumstances of the Company and the Group, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements and the part of the Directors’ remuneration report described as having been audited, are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion, we also evaluated the overall adequacy of the presentation of information in the financial statements and the part of the Directors’ remuneration report described as having been audited.

Opinion

In our opinion:

–	the financial statements give a true and fair view of the state of affairs of the Company and the Group as at 2 October 2004 and of the profit of the Group for the 53 weeks then ended; and

–	the financial statements and part of the Directors’ remuneration report described as having been audited, have been properly prepared in accordance with the Companies Act 1985.

Deloitte & Touche LLP Chartered Accountants
and Registered Auditors London
22 November 2004

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37 Enodis annual report + accounts 2004	Group profit and loss account

			53 weeks to 2 October 2004		52 weeks to 27 September 2003

		Before	Exceptional		Before	Exceptional
		exceptional	items		exceptional	items
		items	(see note 4)	Total	items	(see note 4)	Total
	Notes	£m	£m	£m	£m	£m	£m

Turnover	1
Food equipment		644.7	–	644.7	663.7	–	663.7
Property		11.4	–	11.4	15.7	–	15.7

		656.1	–	656.1	679.4	–	679.4

Profit/(loss) from operations
Food equipment		65.1	–	65.1	64.9	(4.7)	60.2
Property		2.7	–	2.7	5.4	(3.3)	2.1
Corporate costs		(10.5)	(3.2)	(13.7)	(9.5)	(4.5)	(14.0)

		57.3	(3.2)	54.1	60.8	(12.5)	48.3
Goodwill amortisation		(12.2)	–	(12.2)	(13.8)	–	(13.8)

Operating profit/(loss)	1,3	45.1	(3.2)	41.9	47.0	(12.5)	34.5
Profit/(loss) on disposal of businesses		–	2.2	2.2	–	3.3	3.3

		45.1	(1.0)	44.1	47.0	(9.2)	37.8
Net interest payable and similar charges	7	(16.1)	(2.7)	(18.8)	(21.9)	–	(21.9)

Profit/(loss) on ordinary activities before taxation		29.0	(3.7)	25.3	25.1	(9.2)	15.9
Tax on (profit)/loss on ordinary activities	8	17.5	1.2	18.7	(8.2)	1.8	(6.4)

Profit/(loss) on ordinary activities after taxation		46.5	(2.5)	44.0	16.9	(7.4)	9.5
Equity minority interest		(0.1)	–	(0.1)	(0.1)	–	(0.1)

Retained profit/(loss)		46.4	(2.5)	43.9	16.8	(7.4)	9.4

				53 weeks to			52 weeks to
				2 October			27 September
	Notes			2004			2003

Earnings per share	9
Basic earnings per share				11.0			2.4
Adjusted basic earnings per share				8.7			8.0
Diluted earnings per share				10.9			2.4
Adjusted diluted earnings per share				8.6			8.0

All results are from continuing operations.

Statement of total recognised gains and losses

		53 weeks to	52 weeks to
		2 October	27 September
		2004	2003
	Notes	£m	£m

Profit for the period		43.9	9.4
Currency translation differences on foreign currency
net investments		(8.2)	(4.6)

Total recognised gains for the period	22	35.7	4.8
Prior period adjustment	12, 21	1.4	–

Total recognised gains since last annual report		37.1	4.8

Movements on reserves are set out in note 21.

The accounting policies and accompanying notes form an integral part of these accounts.

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38 Enodis annual report + accounts 2004	Group and Company balance sheets

			Group
		Group	27 September	Company	Company
		2 October	2003	2 October	27 September
		2004	(restated)	2004	2003
	Notes	£m	£m	£m	£m

Fixed assets
Intangible assets: goodwill	10	182.3	208.8	–	–
Tangible assets	11	78.0	81.6	–	–
Investments	12	3.3	4.0	376.5	376.5

		263.6	294.4	376.5	376.5

Current assets
Stocks	13	83.2	75.2	–	–
Debtors	14	111.7	118.3	104.4	105.1
Deferred tax asset	8	47.2	23.8	–	–
Cash at bank and in hand		52.4	77.7	–	–

		294.5	295.0	104.4	105.1

Creditors falling due within one year
Borrowings	15	(7.2)	(49.3)	–	–
Other creditors	15	(183.6)	(174.6)	(5.6)	(5.5)

		(190.8)	(223.9)	(5.6)	(5.5)

Net current assets		103.7	71.1	98.8	99.6

Total assets less current liabilities	1	367.3	365.5	475.3	476.1

Financed by:
Creditors falling due after more than one year	16	131.9	160.2	96.1	95.6
Provisions for liabilities and charges	19	38.5	44.6	–	–

		170.4	204.8	96.1	95.6
Capital and reserves
Called up share capital	20	200.5	200.2	200.5	200.2
Share premium account	21	234.3	234.2	234.3	234.2
Profit and loss account	21	(235.7)	(271.4)	(55.6)	(53.9)
ESOP Trust	21	(2.4)	(2.4)	–	–

Equity shareholders’ funds	22	196.7	160.6	379.2	380.5
Equity minority interests		0.2	0.1	–	–

		367.3	365.5	475.3	476.1

The accounting policies and accompanying notes form an integral part of these accounts.

Approved by the Board on 22 November 2004

D S McCulloch Director Chief Executive Officer	W D Wrench Director Chief Financial Officer

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39	Group cash flow statement
Enodis annual report + accounts 2004

		53 weeks to	52 weeks to
		2 October	27 September
		2004	2003
	Notes	£m	£m

Net cash inflow from operating activities before exceptional items	a	75.3	80.0
Net cash outflow from operating exceptional items	a	–	(6.5)

Net cash inflow from operating activities	a	75.3	73.5

Return on investments and servicing of finance
Interest paid		(17.2)	(20.6)
Interest received		1.0	1.7
Financing fees paid		(0.5)	–

		(16.7)	(18.9)

Taxation
Overseas and UK tax paid		(6.7)	(7.1)

Capital expenditure and financial investment
Payments to acquire tangible fixed assets		(14.0)	(10.0)
Receipts from sale of tangible fixed assets		0.6	0.6

		(13.4)	(9.4)

Acquisitions and disposals
Acquisition/disposal of subsidiary undertakings		(0.8)	(1.3)

Cash inflow before financing		37.7	36.8

Financing
Issue of shares	20	0.4	–
Net decrease in borrowings	d	(63.0)	(32.3)
Capital element of finance lease repayments		–	(0.2)

		(62.6)	(32.5)

Net increase/(decrease) in cash in the period		(24.9)	4.3

The accounting policies and accompanying notes form an integral part of these accounts.

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40	Notes to the Group cash flow statement
Enodis annual report + accounts 2004

a) Reconciliation of operating profit/(loss) to net cash inflow from operating activities

		53 weeks to 2 October 2004		52 weeks to 27 September 2003

	Before			Before
	exceptional	Exceptional		exceptional	Exceptional
	items	items	Total	items	items	Total
	£m	£m	£m	£m	£m	£m

Operating profit/(loss)	45.1	(3.2)	41.9	47.0	(12.5)	34.5
Depreciation	11.5	–	11.5	12.4	–	12.4
Amortisation of goodwill	12.2	–	12.2	13.8	–	13.8
Provisions (net)	(3.3)	–	(3.3)	(2.8)	4.5	1.7
(Increase)/decrease in stock	(10.8)	–	(10.8)	2.6	–	2.6
Decrease in debtors	2.1	–	2.1	7.5	–	7.5
Increase/(decrease) in creditors	18.5	3.2	21.7	(0.5)	1.5	1.0

Net cash inflow/(outflow) from operating activities	75.3	–	75.3	80.0	(6.5)	73.5

b) Reconciliation of net cash flow to movement in net debt

					53 weeks to	52 weeks to
					2 October	27 September
					2004	2003
					£m	£m

Increase/(decrease) in net cash in the period					(24.9)	4.3
Cash outflow from capital element of finance lease payments					–	0.2
Net (increase)/decrease in borrowings					63.0	32.3
Translation difference					10.3	9.6

Reduction in net debt					48.4	46.4
Net debt at start of period					(139.7)	(186.1)

Net debt at end of period					(91.3)	(139.7)

c) Reconciliation of net debt to balance sheet

					2004	2003
					£m	£m

Cash at bank and in hand					52.4	77.7
Current borrowing					(7.2)	(49.3)
Exclude current proportion of deferred financing costs					(0.7)	(1.9)

					44.5	26.5
10 3 /8 % senior subordinated notes					(100.0)	(100.0)
Long-term debt					(30.5)	(58.7)
Long-term lease obligations					(1.4)	(1.5)
Exclude long-term proportion of deferred financing costs					(3.9)	(6.0)

Net debt at end of period					(91.3)	(139.7)

d) Analysis of movement in net debt

					Translation
			2003	Cash flow	adjustments	2004
			£m	£m	£m	£m

Cash			77.7	(24.9)	(0.4)	52.4
Borrowings due within one year			(6.7)	(1.5)	0.3	(7.9)
10 3 /8 % senior subordinated notes			(100.0)	–	–	(100.0)
Term loan			(99.8)	92.8	7.0	–
Revolving credit facility			–	(28.3)	–	(28.3)
Other long-term debt			(10.9)	–	3.4	(7.5)

Net debt			(139.7)	38.1	10.3	(91.3)

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41 Enodis annual report + accounts 2004	Accounting policies

Basis of accounting

The principal accounting policies are summarised below. They have all been applied consistently throughout the year and the preceding year with the exception of accounting for the ESOP trust which is explained in notes 12 and 21.

The accounts have been prepared under the historical cost convention and comply in all respects with applicable Accounting Standards in the UK.

Basis of consolidation

These accounts consolidate the accounts of the Company and all its subsidiary companies and undertakings (“subsidiary entities”), collectively the Group, made up to the period end. The results of the subsidiary entities are included in the Group profit and loss account from the date of acquisition to the date of disposal.

Acquisitions and disposals

On the acquisition of a business, including an interest in an associated undertaking, fair values are attributed to the Group’s share of net separable assets. Where the cost of the assets exceeds the fair values attributable to such net assets, the difference is treated as purchased goodwill. Following the implementation of FRS10, goodwill arising on the acquisition of subsidiaries is capitalised in the Group balance sheet in the year of acquisition. Goodwill arising on associates is included with the carrying value of the associate.

Foreign currency translation

Foreign exchange differences arising from exchange rate variations on trading transactions are included in operating profit. Overseas profits remitted to the UK during the period are translated at actual rates of exchange. The balance sheets of overseas subsidiary entities are translated into sterling at rates of exchange ruling at the year end. Profit and loss accounts are translated at the average rate for the month in which the profits were earned. Differences arising from the restatement of opening foreign currency net investments and net overseas profits or losses are dealt with through reserves, as are differences on long-term foreign currency borrowings used to finance overseas investment. Other translation differences are dealt with in the profit and loss account.

Derivative financial instruments

The Group uses derivative financial instruments to reduce exposure to foreign exchange risk and interest rate movements. The Group does not hold or issue derivative financial instruments for speculative purposes.

For a forward foreign exchange contract to be treated as a hedge the instrument must be related to actual foreign currency assets or liabilities or to a probable commitment. It must involve the same currency or similar currencies as the hedged item and must also reduce the risk of foreign currency exchange movements on the Group’s operations. Gains and losses arising on these contracts are deferred and recognised in the profit and loss account, or as adjustments to the carrying amount of fixed assets, only when the hedged transaction has itself been reflected in the Group’s financial statements.

For an interest rate swap to be treated as a hedge the instrument must be related to actual assets or liabilities or a probable commitment and must change the nature of the interest rate by converting a fixed rate to a variable rate or vice versa. Interest differentials under these swaps are recognised by adjusting net interest payable over the periods of the contracts.

If an instrument ceases to be accounted for as a hedge, for example because the underlying hedged position is eliminated, the instrument is marked to market and any resulting profit or loss recognised at that time.

Turnover

Turnover represents amounts receivable for goods and services provided in the normal course of business, net of trade discounts and allowances, value added tax and other sales related taxes.

Revenue from product sales is recognised when evidence of an arrangement exists, all the risks and rewards of ownership and loss have transferred to the customer, the price is fixed or determinable and collectability is reasonably assured. Service revenue is recognised when services are rendered. Property revenue is recognised upon completion of the sale when the profit is determinable and the earnings process is virtually complete.

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42 Enodis annual report + accounts 2004 Accounting policies

Research and development

Research and development expenditure is written off as it is incurred.

Pension costs

It is the general policy of the Group to fund pension liabilities, on the advice of professionally qualified actuaries, by payments to independent trusts or to insurance companies. Independent actuaries’ valuations are carried out at regular intervals, on a projected unit funding or attained age basis. In addition, the impact of any significant related events, such as major changes in stock market values, are assessed through a formal review process.

Charges in respect of defined benefit schemes are made to the profit and loss account so as to spread the costs of pensions at a substantially level percentage of payroll costs over employees’ estimated service lives. Contributions to defined contribution schemes are charged to the profit and loss account on a payment basis.

Finance costs

Finance costs incurred in arranging debt facilities are capitalised and recognised in the profit and loss account over the term of the debt.

Taxation

Corporation tax payable is provided on taxable profits at the current rate. Credit is taken for Advance Corporation Tax written-off in previous years when it is recoverable against current corporation tax liabilities.

Deferred taxation is provided on timing differences that result in obligations at the balance sheet date to pay more tax, or a right to pay less tax, at a future date, at rates expected to apply when they crystallise based on current tax rates and law. Timing differences arise from the inclusion of items of income and expenditure in taxation computations in periods different from those in which they are included in financial statements. Deferred tax assets and liabilities are not discounted. Deferred tax liabilities are recognised in full. Deferred tax assets are recognised to the extent that it is considered more likely than not that the asset will be recovered. No provision has been made for any potential taxation liability that would arise were the earnings of foreign subsidiary entities to be remitted to the UK.

Investments

a) Subsidiary entities In the accounts of the Company investments are held at cost less any provision for impairment.

b) Other fixed asset investments These are shown at cost less any provision for impairment.

Goodwill and intangible fixed assets

Goodwill arising on acquisitions has been capitalised and is amortised over a period of 20 years; the Directors regard 20 years as a reasonable estimated useful life of goodwill since it is difficult to make projections exceeding this period. When it is apparent that the carrying value of goodwill exceeds the estimated net present value of future cash flows less operating assets, an impairment provision is charged against the profit for the period. Goodwill eliminated against reserves before the application of FRS10 has not been reinstated and has been offset against the profit and loss account reserves. Goodwill previously taken to reserves is charged in the profit and loss account when the related business is sold.

Tangible fixed assets

Tangible fixed assets are stated at cost less depreciation.

Depreciation is provided at rates calculated to write-off the cost or valuation of each asset, on a straight line basis, over its expected useful life as follows:

–	Freehold land: nil.

–	Freehold and long leasehold buildings: 1%–2%.

–	Short leasehold properties: over the unexpired period of the lease.

–	Plant and equipment: 10%–33 1/3%.

Leases

Assets acquired under finance leases are capitalised and depreciated over the shorter of the lease term and the expected useful life of the asset. Operating lease rentals are charged to the profit and loss account as incurred.

Stocks

Stocks are stated at the lower of cost and net realisable value. The cost of work-in-progress and finished goods includes an appropriate portion of manufacturing overheads.

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43 Enodis annual report + accounts 2004	Notes to the accounts

1 Analyses of turnover, operating profit/(loss) and total assets less current liabilities

	53 weeks to	52 weeks to
	2 October	27 September
	2004	2003
	£m	£m

a)Turnover
Food Service Equipment – North America	395.9	408.4
Food Service Equipment – Europe/Asia	145.3	144.5

Global Food Service Equipment	541.2	552.9
Food Retail Equipment	103.5	110.8

Food Equipment	644.7	663.7
Property	11.4	15.7

	656.1	679.4

	53 weeks to	52 weeks to
	2 October	27 September
	2004	2003
	£m	£m

b) Turnover by origin: geographical analysis
United Kingdom	62.6	65.5
North America	499.4	519.3
Rest of Europe	87.8	90.8
Rest of the World	6.3	3.8

	656.1	679.4

	53 weeks to	52 weeks to
	2 October	27 September
	2004	2003
	£m	£m

c) Turnover by destination: geographical analysis
United Kingdom	62.4	66.1
North America	472.7	496.9
Rest of Europe	77.3	79.2
Rest of the World	43.7	37.2

	656.1	679.4

Prior year turnover would have been reduced by £51.2m had current year foreign exchange rates been used for translation.

	53 weeks to 2 October 2004			52 weeks to 27 September 2003

	Before	Exceptional		Before	Exceptional
	exceptional	items		exceptional	items
	items	(see note 4)	Total	items	(see note 4)	Total
	£m	£m	£m	£m	£m	£m

d) Operating profit/(loss)
Food Service Equipment – North America	51.3	–	51.3	50.7	(3.0)	47.7
Food Service Equipment – Europe/Asia	6.7	–	6.7	10.2	(1.7)	8.5

Global Food Service Equipment	58.0	–	58.0	60.9	(4.7)	56.2
Food Retail Equipment	7.1	–	7.1	4.0	–	4.0

	65.1	–	65.1	64.9	(4.7)	60.2
Food Equipment goodwill amortisation	(12.2)	–	(12.2)	(13.8)	–	(13.8)

Food Equipment	52.9	–	52.9	51.1	(4.7)	46.4
Property	2.7	–	2.7	5.4	(3.3)	2.1
Corporate costs	(10.5)	(3.2)	(13.7)	(9.5)	(4.5)	(14.0)

Continuing operations	45.1	(3.2)	41.9	47.0	(12.5)	34.5

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44 Enodis annual report + accounts 2004 Notes to the accounts

1 Analyses of turnover, operating profit/(loss) and total assets less current liabilities continued

	53 weeks to 2 October 2004			52 weeks to 27 September 2003

	Before	Exceptional		Before	Exceptional
	exceptional	items		exceptional	items
	items	(see note 4)	Total	items	(see note 4)	Total
	£m	£m	£m	£m	£m	£m

e) Operating profit/(loss): geographical analysis
United Kingdom	(6.1)	–	(6.1)	(1.5)	(3.3)	(4.8)
North America	55.6	(3.2)	52.4	53.1	(7.6)	45.5
Rest of Europe	7.4	–	7.4	10.2	(1.5)	8.7
Rest of the World	0.4	–	0.4	(1.0)	(0.1)	(1.1)
Goodwill amortisation	(12.2)	–	(12.2)	(13.8)	–	(13.8)

	45.1	(3.2)	41.9	47.0	(12.5)	34.5

Prior year operating profit would have been reduced by £2.3m had current year foreign exchange rates been used for translation.

						2003
					2004	(restated)
					£m	£m

f) Total assets less current liabilities
Food Service Equipment – North America					86.5	75.3
Food Service Equipment – Europe/Asia					44.9	42.2

Global Food Service Equipment					131.4	117.5
Food Retail Equipment					24.4	29.2
Food Equipment goodwill					182.3	208.8

Food Equipment					338.1	355.5
Property					5.8	5.8
Investments					3.3	4.0

					347.2	365.3
Corporate					(25.1)	(28.2)
Net cash					45.2	28.4

					367.3	365.5

						2003
					2004	(restated)
					£m	£m

g) Total assets less current liabilities: geographical analysis
United Kingdom					27.7	28.6
North America					220.5	234.2
Rest of Europe					68.9	68.8
Rest of the World					5.0	5.5
Net cash					45.2	28.4

					367.3	365.5

2 Operating costs

	53 weeks to 2 October 2004			52 weeks to 27 September 2003

	Before	Exceptional		Before	Exceptional
	exceptional	items		exceptional	items
	items	(see note 4)	Total	items	(see note 4)	Total
	£m	£m	£m	£m	£m	£m

Cost of sales	516.7	–	516.7	537.1	11.1	548.2
Net operating expenses:
Distribution costs	8.5	–	8.5	8.5	–	8.5
Administration expenses	85.7	3.2	88.9	85.9	1.4	87.3
Other operating expenses	0.1	–	0.1	0.9	–	0.9

Operating costs	611.0	3.2	614.2	632.4	12.5	644.9

Gross profit for the period was £139.4m (2003: £131.2m).

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45 Enodis annual report + accounts 2004 Notes to the accounts

3 Operating profit/(loss)

	53 weeks to	52 weeks to
	2 October	27 September
	2004	2003
	£m	£m

Operating profit/(loss) is stated after charging/(crediting):
Depreciation of tangible fixed assets:
– owned	11.4	12.3
– leased	0.1	0.1
Amortisation of intangible fixed assets – goodwill	12.2	13.8
Rental of plant and equipment under operating leases	1.7	1.8
Rental of land and buildings	7.9	7.8
Rental income	(0.8)	(0.8)
Research and development	14.3	13.2
Auditors’ remuneration:
– Audit services
– statutory audit (i)	0.9	0.9
– audit-related regulatory reporting	0.1	0.1
– further assurance services (ii)	0.1	0.1
– Tax services
– compliance services	0.4	0.6
– advisory services	0.5	0.5

(i)	The audit fees for the period include £15,000 (2003: £15,000) in respect of the Company.

(ii)	A further £nil (2003: £0.3m) of fees not charged to operating profit have been paid in respect of refinancing, disposals and other projects.

4 Exceptional items

	53 weeks to	52 weeks to
	2 October	27 September
	2004	2003
	£m	£m

a) Operating exceptional items
Restructuring costs, cost reduction measures and inventory write downs	–	6.1
Vacant leasehold provisions	–	3.3
Litigation costs	3.2	3.1

Operating exceptional items	3.2	12.5

2004 Enodis Corporation and several other parties have been named in a lawsuit filed in the United States Bankruptcy Court for the Northern District of Indiana, Freeland v. Enodis et al. In the case, the bankruptcy trustee sought to hold Enodis Corporation liable as the “alter ego” of its former subsidiary, Consolidated Industries Corporation (“Consolidated”), for the debts and other liabilities of Consolidated. Enodis Corporation sold Consolidated to an unrelated party in 1998. Shortly after the sale, Consolidated commenced bankruptcy proceedings. In addition to the “alter ego” claim, the trustee asserted a variety of bankruptcy and equitable claims seeking to recover up to $37m paid by Consolidated to Enodis Group between 1988 and 1998. On 28 July 2004, the Bankruptcy Court for the Northern District of Indiana issued an opinion dismissing all claims against all defendants other than Enodis Corporation, and held that the trustee was not entitled to assert the alter ego claims against Enodis Corporation. However, the Court also held that the Trustee was entitled to recover $30m paid by Consolidated, plus prejudgement interest, for a total of approximately $43m. This judgement is in addition to the summary judgement issued by the United States District Court for the Northern District of Indiana previously discussed in our 2003 Annual Report in the amount of approximately $8.6m. Enodis Group has appealed the adverse portion of the decision of the Bankruptcy Court and will appeal the previous adverse decision of the District Court when it is appropriate to do so. The Directors, having considered advice from external legal counsel, believe the adverse portion of the decision of the Bankruptcy Court and the decision of the District Court to be in error, and based on said advice further believe it is probable that Enodis’ appeals will be successful. As a result of the decision to appeal, the Group has reassessed its accruals for legal costs for defending the claims and has provided a further £3.2m (2003: £3.1m). The Group’s view of the outcome of the Consolidated Industries litigation remains unchanged (see note 24).

2003 On 8 April 2003, the Group announced a restructuring and cost reduction programme including salaried headcount reduction and the relocation of the CEO’s office to Tampa, Florida. Subsequently, further restructuring programmes were announced in Europe.

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46 Enodis annual report + accounts 2004 Notes to the accounts

4 Exceptional items continued

In addition, as a result of a slowdown in the property market, £3.3m was recognised in respect of vacant leasehold properties. In FY04 an increase in vacant leasehold provisions of £0.9m has been charged to pre-exceptional operating profit (see note 19).

Following the adverse summary judgement on certain of the claims totalling $8.6m referred to above, the Group provided £3.1m in respect of additional legal costs to be incurred in defending the claims.

	53 weeks to	52 weeks to
	2 October	27 September
	2004	2003
	£m	£m

b) Disposal of businesses
Profit on disposals	2.2	3.3

2004 In November 2003 and in April 2004 respectively, the majority of warranties and indemnities that the Group gave at the time of the disposals of two of its subsidiaries expired. As a result, excess provisions of £0.9m and £1.3m have been credited to the profit and loss account.

2003 In February 2003, the Group paid £1.3m to release it from the majority of the warranties and indemnities that were given at the time of the disposal of one of its subsidiaries. As a result, excess accruals of £2.5m, along with £0.8m from other disposals, were credited to the profit and loss account.

	53 weeks to	52 weeks to
	2 October	27 September
	2004	2003
	£m	£m

c) Net interest payable and similar charges

Deferred finance fees written off	2.7	–

Deferred finance fees written off of £2.7m relate to amounts previously capitalised in respect of the senior credit facility that was replaced by the Group’s refinancing completed on 17 September 2004.

5 Staff costs

	53 weeks to	52 weeks to
	2 October	27 September
	2004	2003
	£m	£m

a) Staff costs, including Directors remuneration, comprised:
Wages and salaries	143.2	141.4
Social security costs	18.3	19.0
Pension and other post-retirement costs	5.5	5.6

	167.0	166.0

	53 weeks to	52 weeks to
	2 October	27 September
	2004	2003

b)The average monthly number of employees including Directors was:
Food Service Equipment – North America	3,556	3,545
Food Service Equipment – Europe/Asia	1,504	1,533

Global Food Service Equipment	5,060	5,078
Food Retail Equipment	956	962

Food Equipment	6,016	6,040
Corporate and Property	32	33

	6,048	6,073

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47 Enodis annual report + accounts 2004 Notes to the accounts

6 Directors’ remuneration

	53 weeks to	52 weeks to
	2 October	27 September
	2004	2003
	£m	£m

Fees as Directors	0.2	0.2
Salaries and benefits	0.8	1.0
Bonuses	0.8	0.6

	1.8	1.8
Pension contributions	0.1	0.1

	1.9	1.9
Compensation for loss of office	–	0.8

	1.9	2.7

Disclosure on Directors’ remuneration, share options, pension contributions and pension entitlements required by the Companies Act 1985 and those specified for audit by the UK Listing Authority is included in the Directors’ remuneration report on pages 30 to 34 and forms part of these financial statements.

7 Net interest payable and similar charges

	53 weeks to	52 weeks to
	2 October	27 September
	2004	2003
	£m	£m

Interest payable and similar charges:
Interest on 10 3/8% senior subordinated note	(10.4)	(10.4)
Term loan and revolving multi-currency facility	(4.1)	(9.3)
Other loans	(0.6)	(0.5)
Amortisation of deferred financing costs	(2.0)	(3.4)

	(17.1)	(23.6)

Interest receivable:
Bank balances	0.9	1.4
Other	0.1	0.3

	1.0	1.7

Net interest payable and similar charges before exceptional finance costs	(16.1)	(21.9)
Exceptional finance costs (see note 4)	(2.7)	–

Net interest payable and similar charges	(18.8)	(21.9)

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48 Enodis annual report + accounts 2004 Notes to the accounts

8 Tax on profit/(loss) on ordinary activities

a) Analysis of (credit)/charge in the period

	53 weeks to	52 weeks to
	2 October	27 September
	2004	2003
	£m	£m

The tax (credit)/charge for the period comprised:
UK taxation at 30% (2003: 30%)
– current year	–	–
Foreign taxation:
– current year	7.1	7.4
– prior year	(0.7)	(0.7)

	6.4	6.7
Deferred taxation	(23.9)	1.5

	(17.5)	8.2
Tax relief on exceptional items (ii)	(1.2)	(1.8)

	(18.7)	6.4

(i)	Our view of the impact of the expected recovery in our North American businesses and associated tax planning strategies has lead us to recognise an additional deferred tax asset principally relating to the benefit arising from our past US tax losses of £23.9m.

(ii)	For the 53 weeks ending 2 October 2004, the tax relief on exceptional items includes a deferred tax benefit of £1.1m (2003: £1.6m) and a current tax benefit of £0.1m (2003: £0.2m).

The reconciliation of the US Federal tax rate mulitplied by the Group’s profit/(loss) on ordinary activities before taxation and the Group’s current taxation charge is as follows:

	53 weeks to	52 weeks to
	2 October	27 September
	2004	2003
	£m	£m

Statutory income tax rate in region where majority of profits earned	35.0%	35.0%
Profit/(loss) on ordinary activities before taxation	25.3	15.9

Tax on profit/(loss) at US Federal rate	8.9	5.6
Effect of:
Permanent differences	6.1	2.2
Brought forward losses	(13.5)	(5.9)
US State and local taxes	0.5	0.3
Foreign tax	1.5	1.3
Exceptional items	1.9	2.9
Net other	1.6	0.8
Adjustments in respect of prior years	(0.7)	(0.7)

Current taxation charge	6.3	6.5

Current tax comprises:
Tax before exceptional items	6.4	6.7
Current tax benefit on exceptional items	(0.1)	(0.2)

	6.3	6.5

The reconciliation is performed to the US Federal tax rate as the majority of the Group’s profits are earned in the US.

The benefit of brought forward tax losses predominantly in the US reduces tax cash payments.

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49 Enodis annual report + accounts 2004 Notes to the accounts

8 Tax on profit/(loss) on ordinary activities continued

b) Analysis of deferred tax asset

	2004	2003
	£m	£m

US operating losses	22.5	9.6
Warranties	9.8	10.1
US tax credits	4.8	–
Pensions and other deferred employee benefits	4.3	4.4
Accrued compensation	2.5	2.8
Other deferred tax assets	13.6	4.6

	57.5	31.5
Other deferred tax liabilities	(10.3)	(7.7)

	47.2	23.8

Utilised within one year	30.3	25.6
Utilised after more than one year	16.9	(1.8)

	47.2	23.8

Deferred tax liabilities are recognised in full. Deferred tax assets are recognised to the extent that it is considered more likely than not that the asset will be recovered.

Deferred tax assets not recognised on the balance sheet are as follows:

	2004	2003
	£m	£m

Operating losses	42.9	74.9
Other	19.5	13.1

Total potential deferred tax assets not recognised	62.4	88.0

In addition to the above, the Group has surplus UK ACT carried forward of £12.6m (2003: £12.6m) which is not recognised.

Our US operating losses are also subject to specific shareholder continuity requirements being met.

At the year end no deferred tax asset was recognised by the Company (2003: £nil).

The Group has the following losses available for offset against future operating profits:

	2004	2003
	£m	£m

United Kingdom losses	78.9	80.7
United States losses	119.2	162.9
Other territories	0.1	9.4

	198.2	253.0

c) Analysis of movement in deferred tax asset

	2004	2003
	£m	£m

Balance at the beginning of the period	23.8	25.3
Credited/(charged) to profit and loss account	23.9	(1.5)
Credited/(charged) to the profit and loss account – exceptional items	1.1	1.6
Currency realignment	(1.6)	(1.6)

Balance at the end of the period	47.2	23.8

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50 Enodis annual report + accounts 2004 Notes to the accounts

9 Earnings per share

	53 weeks to	52 weeks to
	2 October	27 September
	2004	2003
	£m	£m

Basic and diluted profit attributable to shareholders	43.9	9.4

	53 weeks to	52 weeks to
	2 October	27 September
	2004	2003
	million	million

Basic weighted average number of shares	399.6	399.2
Dilutive effect of executive share options	2.3	–

Diluted weighted average number of shares	401.9	399.2

	53 weeks to	52 weeks to
	2 October	27 September
	2004	2003
	pence	pence

Basic earnings per share	11.0	2.4
Effect per share of:
Exceptional items	0.6	1.8
Goodwill amortisation	3.1	3.5
Pre-exceptional deferred tax	(6.0)	0.3

Adjusted basic earnings per share	8.7	8.0

	53 weeks to	52 weeks to
	2 October	27 September
	2004	2003
	pence	pence

Diluted earnings per share	10.9	2.4
Effect per share of:
Exceptional items	0.6	1.8
Goodwill amortisation	3.1	3.5
Pre-exceptional deferred tax	(6.0)	0.3

Adjusted diluted earnings per share	8.6	8.0

Adjusted earnings per share before exceptional items (note 4) and goodwill amortisation (note 3) and deferred taxation (note 8) are disclosed to reflect the underlying performance of the Group. The prior period has been adjusted for comparability purposes.

10 Intangible fixed assets: goodwill

	2004	2003
	£m	£m

Group
Cost:
At the beginning of the period	424.8	450.0
Currency realignment	(29.1)	(25.2)

At the end of the period	395.7	424.8

Amortisation:
At the beginning of the period	216.0	214.6
Provided during the period	12.1	13.8
Currency realignment	(14.7)	(12.4)

At the end of the period	213.4	216.0

Net book value at end of the period	182.3	208.8

Net book value at the beginning of the period	208.8	235.4

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51 Enodis annual report + accounts 2004 Notes to the accounts

11 Tangible fixed assets

	Land and	Plant and	Assets under	2004	2003
	buildings	equipment	construction	Total	Total
	£m	£m	£m	£m	£m

a) Group:
Cost:
At the beginning of the period	65.2	132.4	3.4	201.0	204.3
Additions	1.3	6.3	6.4	14.0	10.0
Disposals and assets written off	(1.8)	(4.7)	(0.1)	(6.6)	(6.7)
Reclassifications and transfers	(0.2)	3.3	(3.1)	–	–
Currency realignment	(3.7)	(7.2)	(0.2)	(11.1)	(6.6)

At the end of the period	60.8	130.1	6.4	197.3	201.0

Depreciation:
At the beginning of the period	23.0	96.2	0.2	119.4	116.3
Provided during the period	2.0	9.5	–	11.5	12.4
Disposals and assets written off	(0.8)	(4.3)	(0.1)	(5.2)	(6.1)
Currency realignment	(1.3)	(5.1)	–	(6.4)	(3.2)

At the end of the period	22.9	96.3	0.1	119.3	119.4

Net book value at the end of the period	37.9	33.8	6.3	78.0	81.6

Net book value at the beginning of the period	42.2	36.2	3.2	81.6	88.0

The net book value of land and buildings comprise:
Freehold				33.7	38.0
Short leasehold				4.2	4.2

				37.9	42.2

The net book value of plant and equipment includes £0.1m (2003: £0.3m) in respect of leased assets. The net book value of land and buildings includes £1.2m (2003: £1.4m) in respect of leased assets.

	2004	2003	2004	2003
	Group	Group	Company	Company
	£m	£m	£m	£m

b) Capital commitments:
Contracted commitments for future capital expenditure	3.3	2.1	–	–

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52 Enodis annual report + accounts 2004 Notes to the accounts

12 Fixed asset investments

	Joint ventures
						2003
	Share of			Other unlisted	2004	Total
	net assets	Goodwill	Total	investments	Total	(restated)
	£m	£m	£m	£m	£m	£m

a) Group:
Cost:
At the beginning of the period	1.6	1.2	2.8	2.0	4.8	5.3
Written off in the period	–	–	–	(0.6)	(0.6)	(0.5)
Currency realignment	(0.2)	–	(0.2)	–	(0.2)	–

At the end of the period	1.4	1.2	2.6	1.4	4.0	4.8

Amounts written off:
At the beginning of the period	–	0.2	0.2	0.6	0.8	0.4
Charged/(written off) in the period	–	0.1	0.1	(0.2)	(0.1)	0.4

At the end of the period	–	0.3	0.3	0.4	0.7	0.8

Net book value at the end of the period	1.4	0.9	2.3	1.0	3.3	4.0

Net book value at the beginning of the period	1.6	1.0	2.6	1.4	4.0	4.9

The prior period has been restated to reflect that during the period, the Group adopted UITF38. Consequently the impairments booked against the Group’s investment in own shares of £1.1m and £0.3m in FY01 and FY02 respectively have been reversed and recorded in the profit and loss reserve. The original cost of investment has been reclassified from fixed asset investments to being a deduction in equity shareholders’ funds (see note 21). Comparative periods have been restated to reflect this accounting treatment.

	2004	2003
	Total	Total
	£m	£m

b) Company: shares in Group undertakings
At the beginning and end of the period	376.5	376.5

Details of principal subsidiaries and significant investment and their activities are shown in note 26.

13 Stocks

	2004	2003
	Group	Group
	£m	£m

Raw materials and consumables	29.3	26.0
Work in progress	8.0	7.9
Finished goods	35.8	32.6

	73.1	66.5
Property	10.1	8.7

	83.2	75.2

At the period end the Directors are not aware of any significant difference between book value and replacement value of stocks.

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53 Enodis annual report + accounts 2004 Notes to the accounts

14 Debtors

	2004	2003	2004	2003
	Group	Group	Company	Company
	£m	£m	£m	£m

Trade debtors	95.9	98.4	–	–
Amounts due from subsidiary entities	–	–	104.3	105.0
Other debtors	10.8	14.7	0.1	0.1
Prepayments and accrued income	5.0	5.2	–	–

	111.7	118.3	104.4	105.1

15 Creditors falling due within one year

	2004	2003	2004	2003
	Group	Group	Company	Company
	£m	£m	£m	£m

a) Borrowings:
Bank loans and overdrafts	7.9	6.7	–	–
Term loan	–	44.5	–	–
Deferred financing costs	(0.7)	(1.9)	–	–

Total (note 17)	7.2	49.3	–	–

	2004	2003	2004	2003
	Group	Group	Company	Company
	£m	£m	£m	£m

b) Other creditors:
Trade creditors	66.7	57.1	–	–
Other creditors	6.9	6.9	5.6	5.5
Current tax	11.3	11.4	–	–
Other taxes and social security	3.1	4.3	–	–
Accruals and deferred income	95.6	94.9	–	–

	183.6	174.6	5.6	5.5

16 Creditors falling due after more than one year

	2004	2003	2004	2003
	Group	Group	Company	Company
	£m	£m	£m	£m

Term loan	–	55.3	–	–
Revolving credit facility	28.3	–	–	–
10 3 /8 % senior subordinated notes	100.0	100.0	100.0	100.0
Deferred financing costs	(3.9)	(6.0)	(3.9)	(4.4)
Other loans	6.1	9.4	–	–
Obligations under finance leases (note 25)	1.4	1.5	–	–

Total (note 17)	131.9	160.2	96.1	95.6

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54 Enodis annual report + accounts 2004 Notes to the accounts

17 Total borrowings

	2004	2003	2004	2003
	Group	Group	Company	Company
	£m	£m	£m	£m

Bank loans and overdrafts	7.9	6.7	–	–
10 3 /8 % senior subordinated notes	100.0	100.0	100.0	100.0
Term loan	–	99.8	–	–
Revolving credit facility	28.3	–	–	–
Deferred financing costs	(4.6)	(7.9)	(3.9)	(4.4)
Other loans	6.1	9.4	–	–

	137.7	208.0	96.1	95.6
Obligations under finance leases	1.4	1.5	–	–

	139.1	209.5	96.1	95.6

Due within one year	7.2	49.3	–	–
Due after more than one year	131.9	160.2	96.1	95.6

	139.1	209.5	96.1	95.6

An analysis of the maturity of debt is given in note 18.

On 17 September 2004, the Group entered into a new five year unsecured revolving credit agreement (“The Facility”) replacing the existing senior secured credit facility. The new Facility comprises a $225.0m multi-currency revolving credit facility provided by a small syndicate of banks. Drawings under the Facility bear interest at between 0.75% and 1.50% above LIBOR as periodically determined by reference to certain agreed financial ratios. Current drawings bear interest at LIBOR + 0.95%.

Most of our significant subsidiaries are guarantors under the Facility and have unconditionally guaranteed all of the outstanding obligations under the Facility Agreement.

The £100.0m senior subordinated notes bear interest at 10 3 /8 % and mature in April 2012. The Group has entered into cross-currency swaps to change part of the underlying currency profile of this debt. Two contracts have been entered into to exchange an aggregate of £60.0m for US dollars and Euros, such that the currency profile of the debt more closely matches the currency profile of the Group’s assets.

The Group may from time to time use interest rate swap or forward rate agreements to change a portion of its debt between fixed and floating rates, to manage the impact of changes in interest rates on the Group’s interest charge. At 2 October 2004, the Group had no interest rate swaps or forward rate agreements outstanding.

Other loans consist primarily of £9.3m of Industrial Revenue Bonds (“IRB”) (2003: £10.0m) off-set by a favourable revaluation of cross-currency swaps used to hedge debt of £4.2m (2003: £1.8m). The IRB are either at fixed rates of interest or are at rates of interest set periodically by reference to market rates. These bonds incurred rates of interest between 1.8% and 6.1% during the period.

18 Financial instruments

An explanation of the Group’s treasury policy and controls is included in the Financial review on pages 18 to 22. The Group does not trade in financial instruments. As permitted by FRS13, short-term debtors and creditors have been excluded from disclosures.

a) Maturity profile of financial liabilities

			2004			2003

	Bank			Bank
	borrowings			borrowings
	and			and
	debentures	Other	Total	debentures	Other	Total
	£m	£m	£m	£m	£m	£m

Within one year or less or on demand	7.9	(0.7)	7.2	51.2	(1.9)	49.3
More than one year but not more than two years	–	1.1	1.1	13.1	(1.3)	11.8
More than two years but not more than five years	28.3	0.8	29.1	42.2	1.7	43.9
More than five years	–	101.7	101.7	–	104.5	104.5

Gross financial liabilities	36.2	102.9	139.1	106.5	103.0	209.5

Debt more than five years of £101.7m (2003: £104.5m) principally comprises senior subordinated notes of £100.0m maturing in 2012.

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55 Enodis annual report + accounts 2004 Notes to the accounts

18 Financial instruments continued

The Group had the following undrawn committed borrowing facilities at the end of the period:

					2004	2003
					£m	£m

Expiry date
In more than two years but not more than five years					54.4	34.0

b) Interest rate profile: financial liabilities

					Fixed	Weighted
					weighted	average
				Non-interest	average	period at
	Total	Floating rate	Fixed rate	bearing	interest rate	fixed rate
Financial liabilities	£m	£m	£m	£m	%	Years

Sterling	45.8	10.4	40.0	(4.6)	10.4	7.5
US$	64.5	32.6	31.9	–	10.1	7.2
Euro	28.8	–	28.8	–	10.2	7.5

At 2 October 2004	139.1	43.0	100.7	(4.6)	10.2	7.4

Sterling	32.9	0.8	40.0	(7.9)	10.4	8.6
US$	147.6	92.0	55.6	–	9.1	5.8
Euro	29.0	–	29.0	–	10.2	8.5

At 27 September 2003	209.5	92.8	124.6	(7.9)	9.8	7.3

The floating rate financial liabilities comprised bank loans and overdrafts bearing interest at rates based on local money market rates.

The fixed rate financial liabilities mainly comprise the senior subordinated notes.

c) Interest rate profile: financial assets

			Non-interest
	Total	Floating rate	bearing
Financial assets	£m	£m	£m

Sterling	6.5	2.4	4.1
US$	25.4	21.9	3.5
Euro	9.9	7.0	2.9
Other	11.6	9.4	2.2

At 2 October 2004	53.4	40.7	12.7

Sterling	42.3	39.5	2.8
US$	17.6	16.1	1.5
Euro	10.8	6.8	4.0
Other	8.4	8.2	0.2

At 27 September 2003	79.1	70.6	8.5

The non-interest bearing financial assets mainly comprise equity return investments and uncleared receipts.

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56 Enodis annual report + accounts 2004 Notes to the accounts

18 Financial instruments continued

d) Fair values of financial assets and liabilities Set out below is a comparison by category of book values and fair values of all the Group’s financial assets and financial liabilities at the period end.

Primary financial instruments held or issued to finance the Group’s operations	Book value	Fair value
	£m	£m

Short-term bank borrowings and current portion of long-term borrowings	(7.9)	(7.9)
Long-term borrowings	(28.3)	(28.3)
Cash deposits	52.4	52.4
Investments (see note 12)	1.0	1.0
Other financial liabilities	(102.9)	(114.2)

Derivative financial instruments held or issued to manage the interest rate and currency profile	Book value	Fair value
	£m	£m

Forward foreign currency contracts	4.2	0.7

The fair value of the foreign currency contracts have been estimated by reference to prices available from the markets on which the instruments are traded.

The fair value of the senior subordinated notes is the closing mid-price on the close of business on the balance sheet date.

The fair value of short-term deposits and borrowings approximates the carrying amount because of the short-term maturity of these instruments. The fair value of the long-term borrowings approximates the carrying value due to the debt being subject to floating rates or short-term fixed rates.

e) Hedging As explained in the Financial review on pages 18 to 22, the Group’s policy is to hedge the following exposures:

– Interest rate risk – using interest rate swaps, caps and collars and forward rate agreements.

– Balance sheet translation risk – using cross currency swaps and borrowings in functional currencies.

Gains and losses on instruments used for hedging are not recognised until the exposure that is being hedged is likely to be recognised.

Unrecognised gains and losses on instruments used for hedging are as follows:

		Gains		Losses

	2004	2003	2004	2003
	£m	£m	£m	£m

Forward foreign currency contracts	–	1.8	(0.1)	(2.6)

f) Currency profileThe main functional currencies of the Group are Sterling and US$. The following analysis of net monetary assets and liabilities shows the Group’s currency exposures after the effects of forward contracts used to manage currency exposure. The amounts shown represent the transactional exposures that give rise to the net currency gains and losses recognised in the profit and loss account. Such exposures comprise the monetary assets and liabilities of the Group that are not denominated in the operating (or “functional”) currency of the operating units involved.

					2004					2003

Functional currency of	Sterling	US$	Euro	Other	Total	Sterling	US$	Euro	Other	Total
Group operations	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Sterling	–	–	0.1	–	0.1	–	–	0.1	–	0.1
US$	–	–	–	–	–	–	–	–	–	–
Euro	–	–	–	–	–	–	–	–	–	–
Other currencies	–	2.6	–	–	2.6	–	3.2	–	–	3.2

Total	–	2.6	0.1	–	2.7	–	3.2	0.1	–	3.3

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57 Enodis annual report + accounts 2004 Notes to the accounts

19 Provisions for liabilities and charges

			Pensions
			and other
			deferred
			employee		Total
	Property	Restructuring	benefits	Warranty	Group
	£m	£m	£m	£m	£m

Analysis of movement in provisions:
At the beginning of the period	4.7	2.6	19.0	18.3	44.6
Charged/(released) to profit and loss account	0.9	(0.1)	0.7	–	1.5
Utilised	(2.3)	(1.6)	(1.1)	–	(5.0)
Currency realignment	(0.1)	(0.2)	(0.9)	(1.4)	(2.6)

At the end of the period	3.2	0.7	17.7	16.9	38.5

Property provisions relate primarily to lease payments under onerous contracts.

Restructuring costs relate mainly to costs associated with prior period cost reduction programmes and are expected to be recognised within approximately one year.

Pension scheme details are set out in note 23.

Deferred employee benefits relate primarily to deferred compensation plans, supplemental retirement plans and post retirement benefit plans. It is not possible to estimate, with certainty, the timing of payments.

Warranty provisions have been recognised for estimated claims under product guarantees. It is not possible to estimate, with certainty, the timing of payments.

20 Called up share capital

	2004	2003	2004	2003
	Number	Number	£m	£m

a) Number and value of shares:
Ordinary shares of 50p each

Authorised	600,000,000	600,000,000	300.0	300.0

Allotted, called up and fully paid	401,058,807	400,465,587	200.5	200.2

1,269,341 ordinary shares of the Company (2003: 1,269,341) are held in an independently managed Executive Share Option Plan (“ESOP trust”).

The ESOP trust was established in 1994 when Mourant & Co. were appointed as trustees to purchase shares in the Company to meet some of the future obligations under employee option schemes. Shares are distributed to employees upon exercise of options held by them and payment by them of the exercise price. The Group finances the ESOP trust by way of an interest free loan of £2.09m.

The ESOP trust has waived the right to receive dividends on all shares held. Costs are borne by the sponsoring company and written off in the period in which they are incurred.

Ordinary shares
Number

b) Movement of ordinary shares during the period:
At the beginning of the period	400,465,587
Share options exercised	593,220

At the end of the period	401,058,807

The proceeds of the exercises of share options in the period amounted to £0.4m (2003: £nil).

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58 Enodis annual report + accounts 2004 Notes to the accounts

20 Called up share capital continued

c) Option schemes During the period the Company has operated the following employee option schemes using new shares:

	At 27 September 2003	Number of options			At 2 October 2004

		Granted	Exercised	Lapsed

Sharesave Scheme (1992)*	52,474	–	–	5,168	47,306
Executive Share Scheme (1995)*	2,062,833	–	–	1,065,288	997,545
Executive Share Scheme (2001)	14,675,397	8,043,419	593,220	877,158	21,248,438

The Company has outstanding at 2 October 2004 the following options to subscribe for ordinary shares:

			Date from
		Price	which	Last
	Year	pence	exercisable	expiry date	Number

Sharesave Scheme (1992)*	1998	164.13	01.09.05	01.03.06	17,107
	1999	156.03	01.09.04	01.03.05	13,623
	1999	156.03	01.09.06	01.03.07	2,590
	2000	209.64	01.09.05	01.03.06	8,203
	2000	209.64	01.09.07	01.03.08	5,783

					47,306

			**Date from
	Date of	Price	which	**Last
	Grant	pence	exercisable	expiry date	Number

Executive Share Scheme (1995)*	31.03.95	186.64	31.03.98	31.03.05	22,328
	01.07.97	116.60	01.07.00	01.07.07	290,215
	28.07.99	212.88	28.07.02	28.07.09	413,697
	03.07.00	260.73	03.07.03	03.07.10	201,161
	03.07.00	260.89	03.07.03	03.07.10	45,445
	21.12.00	175.13	21.12.03	21.12.10	24,699

					997,545

Executive Share Scheme (2001)	22.01.01	146.56	21.01.04	21.01.11	1,696,136
	22.01.01	170.41	21.01.04	21.01.11	135,737
	12.06.01	146.56	12.06.04	12.06.11	38,867
	10.09.01	81.78	10.09.04	10.09.11	444,063
	21.03.02	147.00	21.03.05	21.03.12	884,614
	21.03.02	85.50	21.03.05	21.03.12	4,481,316
	09.08.02	50.00	09.08.05	09.08.12	261,266
	22.11.02	59.00	22.11.05	22.11.12	2,754,645
	11.08.03	63.50	11.08.06	11.08.13	2,850,000
	19.11.03	84.00	19.11.06	19.11.13	7,701,794

					21,248,438

*No further options can be granted under these schemes.
**Subject to performance conditions being achieved.

The maximum number of shares over which options may be granted under all schemes, taking into account options outstanding and exercised in the ten year period up to the date of grant, shall not exceed 10% of the issued share capital of the Company on the date of grant.

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59 Enodis annual report + accounts 2004 Notes to the accounts

21 Reserves

Movements on reserves during the period were as follows:

	Share	Profit
	premium	and loss
	account	account	ESOP Trust
	£m	£m	£m

Group:
At the beginning of the period as previously reported	234.2	(272.8)	–
Prior year adjustment (d)	–	1.4	(2.4)

At the beginning of the period (restated)	234.2	(271.4)	(2.4)
Retained profit/(loss) for the period	–	43.9	–
Shares issued	0.1	–	–
Currency realignment (note b)	–	(8.2)	–

At the end of the period	234.3	(235.7)	(2.4)

Company:
At the beginning of the period	234.2	(53.9)	–
Retained profit/(loss) for the period	–	(1.7)	–
Shares issued	0.1	–	–

At the end of the period	234.3	(55.6)	–

a) As permitted by Section 230 of the Companies Act 1985, a separate profit and loss account for the parent company is not presented. The loss for the period in the accounts of the parent company before dividends is £1.7m (2003: £0.2m profit).

b) The currency realignment arises on the translation of interests in the opening net assets of overseas subsidiary entities and associated undertakings, long-term foreign borrowings used to finance overseas investments and on the translation of the profit and loss account for the period to closing rate.

c) Goodwill written off directly against profit and loss reserve amounts to £270.8m (2003: £270.8m).

d) The prior period has been restated to reflect that during the period, the Group adopted UITF38. Consequently the impairments booked against the Group’s investment in own shares of £1.1m and £0.3m in FY01 and FY02 respectively, have been reversed and recorded in the profit and loss reserve. The original cost of investment has been reclassified from fixed asset investments to being a deduction in equity shareholders’ funds (see note 12). Comparative periods have been restated to reflect this accounting treatment. The Group’s ESOP Trust holds 1,269,341 ordinary shares of Enodis plc at a cost of £2.4m. At 2 October 2004, the market value of the shares was £1.1m.

22 Equity shareholders’ funds

Reconciliation of movements in Group equity shareholders’ funds

		2003
	2004	(restated)
	£m	£m

Profit/(loss) for the period	43.9	9.4
Currency translation differences on foreign currency net investments	(8.2)	(4.6)

Total recognised gains and losses	35.7	4.8
Shares issued	0.4	–

Net increase/(decrease) in equity shareholders’ funds in the period	36.1	4.8
Opening equity shareholders’ funds	160.6	155.8

Closing equity shareholders’ funds	196.7	160.6

23 Group pension and other post retirement medical schemes

The Group operates a number of pension schemes of both the defined benefit and defined contribution type.

The Group currently accounts for pensions and other post retirement benefits under SSAP 24. Under the transitional arrangements for FRS17, the Group is required to provide additional disclosures relating to its pension and other post retirement medical schemes. These follow the SSAP 24 disclosures below.

The pension costs and balance sheet entries included in the accounts and disclosed in the notes to the financial statements have been prepared by independent, qualified actuaries.

The total pension cost for the period was £5.0m (2003: £5.2m). There is a provision for pension costs of £12.3m (2003: £12.4m) in the balance sheet as at 2 October 2004 arising from the accumulated difference between the contributions paid and the corresponding pension costs.

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60 Enodis annual report + accounts 2004 Notes to the accounts

23 Group pension and other post retirement medical schemes continued

The total employer contributions payable to the Group’s defined contribution schemes over the period and included in the expense figure quoted above was £3.2m (2003: £3.6m). At 2 October 2004, there were no outstanding/prepaid contributions (2003: £nil).

In addition, the total cost for the post retirement medical schemes in North America was £0.5m (2003: £0.4m). There is a provision for post retirement medical schemes in the balance sheet as at 2 October 2004 of £3.5m (2003: £3.9m).

SSAP 24
a) A number of the Group’s full time UK employees as at 2 October 2004 are members of defined benefit arrangements with assets held in separate trustee administered funds. The defined benefit scheme in the UK is the Berisford (1948) Pension Scheme (“the Berisford Scheme”). A valuation was carried out by a qualified independent actuary at 31 March 2004 using the projected unit method. Following the valuation it was agreed that the employer would pay contributions at the rate of 30% of pensionable salaries.
The main financial assumptions used in the valuation are set out below:

Investment returns	5.5% p.a.
Increase in:
Salaries	4.3% p.a.
Present and future pensions	5.0% p.a.

The total market value of the Berisford Scheme’s assets at the last valuation date was £77.7m. The funding level after allowing for future increases in earnings, and using a market value of assets, was 99%.

b) Enodis Corporation maintains a 401(k) plan which covers most of its employees. This is a defined contribution arrangement.

c) Scotsman Industries maintains a pension plan which covers certain of its employees with frozen accrued benefits. Benefits under defined benefit plans for hourly paid employees are based on a fixed multiple of the length of service and for salaried employees are based on a percentage of earnings during the period of their employment. All pension plans have been funded in accordance with the Employee Retirement Income Security Act of 1974.

The last valuation of the main defined benefit plan was as at 1 January 2004. No employer contributions are currently being paid to this plan.

The following main assumptions were used to develop net pension costs for pension plans in the USA in the 53 weeks ended 2 October 2004:

Discount rate	5.8% p.a.
Future salary increases	N/A
Future pension increases	nil

The total market value of the total US plan assets as at 2 October 2004 was £19.2m. The funding level of the funded US plans as a percentage of accrued benefits, after allowing for future increases in earnings, and using a market value of assets, was 79%.

d) Scotsman Industries also operates two post retirement medical plans. Pension expense for the year has been calculated using the FRS17 assumptions as at 2 October 2004 disclosed below.

FRS17
In the UK, the figures for the Berisford Scheme have been based on a full actuarial valuation as at 31 March 2004 carried out by a qualified independent actuary. For the pension and post retirement medical plans in the US, the figures have been based on full actuarial valuations as at 1 January 2004, updated to the current year end. All valuations have been updated to the year end.

The fair value of the assets in the Group’s defined benefit schemes and the expected rate of return were:

	Long-term		Long-term		Long-term
	rate of return		rate of return		rate of return
	expected at	Value at	expected at	Value at	expected at	Value at
	2 October	2 October	27 September	27 September	28 September	28 September
	2004	2004	2003	2003	2002	2002
UK	% p.a.	£m	% p.a.	£m	% p.a.	£m

Equities	7.3–8.0	53.4	6.7–8.5	52.2	6.4–8.5	46.6
Bonds	4.5–5.5	42.6	4.7–5.3	40.1	4.9–6.4	41.2
Property	–	–	6.7–7.0	1.9	6.4–7.3	2.7
Other	3.0–4.8	2.1	3.5–4.7	1.2	4.2–4.3	0.9

Total		98.1		95.4		91.4

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61 Enodis annual report + accounts 2004 Notes to the accounts

23 Group pension and other post retirement medical schemes continued

The present value of the liabilities of the Group’s schemes were calculated using the key assumptions set out below:

	2 October	27 September	28 September
	2004	2003	2002
	% p.a.	% p.a.	% p.a.

Discount rate	4.5–5.8	4.8–6.3	5.4–6.8
Rate of increase in salaries	4.5	4.2	3.8
Rate of increase in pensions in payment (where appropriate)	3.0	2.7–5.0	5.0
Rate of increase in pensions in deferment (where appropriate)	3.0	2.7	2.3
Medical cost inflation	12.0–5.0	12.0–5.0	10.0–5.0
Price inflation	2.0–3.0	2.7–3.0	2.3

The balance sheet position for the Group’s schemes as calculated under FRS17 at the year end are as follows:

	2004	2003	2002
	£m	£m	£m

Fair value of assets	98.1	95.4	91.4
Present value of scheme liabilities	(117.3)	(123.8)	(111.9)

Surplus or deficit in the scheme	(19.2)	(28.4)	(20.5)
Related deferred tax asset or liability	4.4	5.5	3.8

Net pension asset/(liability)	(14.8)	(22.9)	(16.7)

At 2 October 2004, the total net pension asset for pension plans with assets in excess of liabilities was £nil (2003: £nil).

If the above pension and other post retirement liabilities were recognised in the financial statements at 2 October 2004, the Group’s profit and loss reserve would be as follows:

		2003	2002
	2004	(restated)	(restated)
	£m	£m	£m

Profit and loss reserve excluding pension and post retirement benefit liability	(224.2)	(259.5)	(269.6)
Pension and post retirement benefit provision	(14.8)	(22.9)	(16.7)

Profit and loss reserve including pension and post retirement benefit liability	(239.0)	(282.4)	(286.3)

Analysis of the amount charged/(credited) to operating profit

	53 weeks to	52 weeks to	52 weeks to
	2 October	27 September	28 September
	2004	2003	2002
	£m	£m	£m

Current service cost	0.9	1.0	0.7
Past service cost	–	–	0.5
Previously unrecognised surplus deducted from above	–	–	(0.5)

Total operating charge	0.9	1.0	0.7

Analysis of other amounts charged/(credited) to profit and loss account

	53 weeks to	52 weeks to	52 weeks to
	2 October	27 September	28 September
	2004	2003	2002
	£m	£m	£m

Loss/(gain) arising from settlements or curtailments	–	0.4	1.3
Previously unrecognised surplus deducted from above	–	–	(0.2)

Total loss arising from settlements and curtailments	–	0.4	1.1

Analysis of amounts (charged)/credited to other finance income

	53 weeks to	52 weeks to	52 weeks to
	2 October	27 September	28 September
	2004	2003	2002
	£m	£m	£m

Expected return in pension plan assets	5.7	5.6	7.6
Interest on pension plan liabilities	(6.6)	(6.6)	(6.9)

Net return	(0.9)	(1.0)	0.7

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62 Enodis annual report + accounts 2004 Notes to the accounts

23 Group pension and other post retirement medical schemes continued

Net cost (operating charge plus other amounts less finance income)

	53 weeks to	52 weeks to	52 weeks to
	2 October	27 September	28 September
	2004	2003	2002
	£m	£m	£m

Net cost	1.8	2.4	1.1

Analysis of the actuarial gain/(loss) recognised in statement of total recognised gains and losses (“STRGL”)

	2004	2003	2002
	£m	£m	£m

Gain/(loss) – Actual return less expected return on pension assets	2.7	6.3	(14.0)
Gain/(loss) – Experience losses arising on the liabilities	5.9	(0.9)	(0.1)
Gain/(loss) – Loss arising from changes in assumptions underlying the present value of the liabilities	(0.3)	(7.7)	(4.9)

Actuarial gain/(loss) recognised in STRGL	8.3	(2.3)	(19.0)

Movement in surplus

	2004	2003	2002
	£m	£m	£m

Surplus/(deficit) at the beginning of the period	(28.4)	(20.5)	(0.3)
Unrecognisable surplus at the beginning of the period	–	–	(0.7)

Recognisable deficit at the beginning of the period	(28.4)	(20.5)	(1.0)
Additional schemes included in disclosures in 2003	–	(4.5)	–
Movement in the period:
Current service cost	(0.9)	(1.0)	(0.7)
Contributions and benefit payments	1.8	0.8	0.5
Past service costs (after deducting from unrecognisable surplus)	–	–	–
Settlement gains/(loss) (after deducting from unrecognisable surplus)	–	(0.4)	(1.1)
Other finance income/(expense)	(0.9)	(1.0)	0.7
Actuarial gain/(loss)	8.3	(2.3)	(19.0)
Foreign currency movements	0.9	0.5	0.1
Unrecoverable surplus/(deficit) at the end of the period	–	–	–

Total surplus/(deficit) at end of period	(19.2)	(28.4)	(20.5)

Experience gains and losses

	2004	2003	2002

Difference between expected and actual return on assets in £m	2.7	6.3	(14.0)
Percentage of assets	2.8%	6.6%	(15% )
Experience gains and losses on liabilities in £m	5.9	(0.9)	(0.1)
Percentage of the present value of the liabilities	(5.2% )	0.7%	0%
Total amount recognised in statement of total recognised gains and losses in £m	8.3	(2.3)	(19.0)
Percentage of the present value of the liabilities	(7.1% )	1.9%	17%

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63 Enodis annual report + accounts 2004 Notes to the accounts

24 Contingencies

i) Enodis Corporation and several other parties have been named in a lawsuit filed in the United States Bankruptcy Court for the Northern District of Indiana, Freeland v. Enodis, et al. In the case, the bankruptcy trustee sought to hold Enodis Corporation liable as the “alter ego” of its former subsidiary Consolidated Industries Corporation (“Consolidated”), for the debts and other liabilities of Consolidated. Enodis Corporation sold Consolidated to an unrelated party in 1998. Shortly after the sale, Consolidated commenced bankruptcy proceedings. In addition to the “alter ego” claim, the trustee asserted a variety of bankruptcy and equitable claims seeking to recover up to $37m paid by Consolidated to Enodis Group between 1988 and 1998. As previously discussed in our 2003 Annual Report, on 7 January 2003, the Indiana District Court entered a partial summary judgement for $8.6m against Enodis Corporation in relation to the complaint by the Trustee that the purchase price paid to Enodis for the share capital of Consolidated was a fraudulent transfer under US bankruptcy law. On 28 July 2004, the Bankruptcy Court issued an opinion dismissing all claims against all defendants other than Enodis Corporation, and held that the trustee was not entitled to assert the alter ego claims against Enodis Corporation. However, the Court also held that the trustee was entitled to recover $30m paid by Consolidated, plus prejudgement interest, for a total of approximately $43m. This judgement is in addition to the summary judgement issued by the United States District Court in 2003. Enodis Group has appealed the adverse portion of the decision of the Bankruptcy Court and will appeal the previous adverse decision of the District Court when it is appropriate to do so. The Directors, having considered advice from external legal counsel, believe the adverse portion of the decision of the Bankruptcy Court and the decision of the District Court to be in error, and based on said advice further believe it is probable that Enodis’ appeals will be successful.

The Group also involved in other Consolidated lawsuits involving $3.25m of specified claims as well as other claims for unspecified damages. These claims are currently pending and we continue to defend them vigorously.

Other parties in cases pending against Consolidated have threatened to sue Enodis Corporation as Consolidated's alter ego. Currently, however, no party other than the Trustee is actively pursuing this theory against Enodis Corporation.

ii) There are customary tax and other warranties and indemnities in respect of companies and businesses sold in previous years.

25 Lease obligations

	2004	2003
	Group	Group
	£m	£m

a)The future minimum payments to which the Group is committed under finance leases are as follows:
Within one year	0.2	0.2
Between one and two years	0.2	0.2
Between two and five years	0.6	0.7
After more than five years	1.1	1.0

	2.1	2.1
Finance charges allocated to future periods	(0.7)	(0.6)

	1.4	1.5

Disclosed in the accounts as:
Creditors falling due after more than one year (note 16)	1.4	1.5

The Company had no commitments under finance leases (2003: £nil).

	2004	2003
	Group	Group
	£m	£m

b) Operating lease payments which the Group is committed to make during the next financial year are analysed as follows:
Leases expiring:
Within one year	1.5	2.2
Between one and two years	0.5	0.6
Between two and five years	1.1	0.7
After more than five years	4.1	4.5

	7.2	8.0

The above operating lease commitments predominantly relates to Land and Buildings.

The Company had no annual commitments under operating leases (2003: £nil).

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64 Enodis annual report + accounts 2004 Notes to the accounts

26 Principal subsidiaries and significant investment

		Percentage
	Country of	held at
	incorporation	2 October
	and operation	2004	Details of holding of share capital

Food equipment
Castel MAC S.p.A.	Italy	100	8,300,000 0.52 Euro shares
Cleveland Range, L.L.C	USA	100	n/a
Cleveland Range, Ltd.	Canada	100	32,449 Class A no par value shares
Convotherm Elektrogerate GmbH	Germany	100	1,533,875 6 Euro shares
Convotherm Singapore Pte Ltd.	Singapore	100	$1 shares
Enodis Corporation	USA	100	100 US$0.01 par value common stock
Enodis Deutschland GmbH	Germany	100	25,000 50 Euro shares
Enodis France SA	France	100	7,500 16 Euro shares
Enodis Group Limited	England	100	700,000,001 £1 ordinary shares
Enodis Holdings Limited*	England	100	364,885,489 £1 ordinary shares
Enodis Iberia SA	Spain	100	200 300 Euro shares
Enodis UK Limited	England	100	5,000 £1 ordinary shares
Frimont S.p.A	Italy	100	16,000,516 46 Euro shares
Frymaster L.L.C.	USA	100	n/a
Garland Commercial Industries, Inc.	USA	100	10 no par value common stock
Garland Commercial Ranges, Limited	Canada	100	2,000 no par value common stock
Guyon Productions SA	France	100	50,000 16 Euro shares
Hartek Beverage Handling GmbH	Germany	100	1 share of 600,000 Euros
Jackson MSC Inc.	USA	100	100 shares no par value common stock
Kysor Industrial Corporation	USA	100	100 US$1 par value common stock
Lincoln Foodservice Products, Inc.	USA	100	1,000 no par value common stock
Linea.net, Milano SrL	Italy	95	n/a
Merco/Savory, Inc.	USA	100	3,000 no par value common stock
Merrychef Limited	England	100	44,800 £1 ordinary shares
Mile High Equipment Company	USA	100	200 no par value common stock
New Ton Food Equipment Co. Ltd	Thailand	99.9	1,959,995 Thai Baht ordinary shares
Scotsman Group, Inc.	USA	100	1,000 US$1 par value common stock
Scotsman Ice Systems (SA) PTY Ltd	South Africa	51	51 1 Rand shares
Scotsman Ice Systems (Shanghai) Company Ltd	China	100	2,150,000
Technyform Productions SA	France	100	2,500 15.24 Euro shares
The Delfield Company	USA	100	100 US$0.01 par value common stock
Vent Master (Europe) Limited	England	100	2,049,000 £1 ordinary shares
Viscount Catering Limited	England	100	1,500,000 £1 ordinary shares
Welbilt Manufacturing (Thailand) Limited (joint venture)	Thailand	50	9,333,333 10 Thai Baht Class A ordinary shares
Welbilt Walk-Ins, L.P.	USA	100	n/a
Whitlenge Drink Equipment Limited	England	100	406,500,000 1p ordinary shares

Property
Enodis Investments Limited	England	100	65,775,400 50p ordinary shares
Enodis Investments Limited	England	100	145,805,094 50p preferred ordinary shares
Enodis Property Developments Limited	England	100	38,343,713 £1 ordinary shares

Investment
C. Czarnikow Limited	England	15	150,000 £1 ordinary shares

The subsidiary marked with an asterisk is held directly by the Company. All other trading subsidiaries and the investment are held through subsidiaries. Consolidated subsidiaries not listed above are either dormant or used only as vehicles to hold the shares of certain companies. Certain subsidiaries of the Group have been excluded from the consolidation since, in aggregate, their inclusion is not material for the purpose of giving a true and fair view.

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65 Enodis annual report + accounts 2004	US GAAP reconciliation

Reconciliation to Accounting Principles Generally Accepted in the United States

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United Kingdom (“UK GAAP”), which differ in certain significant respects from those generally accepted in the United States (“US GAAP”). The adjustments to net profit/(loss) for the period and equity shareholders’ funds required when reconciling such amounts recorded in the consolidated financial statements to the corresponding amounts in accordance with US GAAP are shown in the tables that follow. This footnote does not include all disclosures required by US GAAP.

Goodwill amortisation and impairment Under UK GAAP, the policy followed prior to the introduction of FRS10 (which is effective for accounting periods ended on or after 23 December 1998 and was adopted on a prospective basis) was to write off goodwill against equity shareholders’ funds in the year of acquisition. On the subsequent disposal or termination of a previously acquired business, the profit or loss is calculated after charging the amount of related goodwill previously charged to reserves. FRS10 requires goodwill to be capitalised and amortised over its estimated useful economic life. Under US GAAP, goodwill arising on all acquisitions is capitalised. As a result, a difference between UK GAAP and US GAAP arises on goodwill balances on acquisitions pre-implementation of FRS10.

The Group has adopted a 20 year estimated useful life with respect to goodwill amortisation, however effective from 29 September 2002, under US GAAP, the Group adopted the provisions of SFAS 142 “Goodwill and Other Intangible Assets” (“SFAS 142”). SFAS 142 requires the discontinuance of goodwill amortisation, along with the requirement to perform goodwill impairment tests (as discussed below).

Under UK GAAP, goodwill is evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of goodwill may not be recoverable. The Group assesses if the carrying amount of goodwill is recoverable by using discounted cash flows. When the cash flow analysis indicates that goodwill is impaired, the impairment loss to be recognised is measured by the amount by which the carrying amount exceeds the present value of the assets of the related reporting unit. Under US GAAP, impairment tests are performed on at least an annual basis or unless facts and circumstances indicate that a potential impairment exists. These impairment tests require a comparison of the book value of net assets to the fair value of the related reporting units that have goodwill assigned to them. The Group estimates the fair values of its reporting units using discounted cash flows. The cash flow forecasts are adjusted by an appropriate discount rate plus a suitable control premium as well as considering the Group’s market capitalisation. If the fair value of any individual reporting unit is determined to be less than its book value, a second step is performed for the reporting unit to compute the amount of the impairment. In this process, the fair value for goodwill is estimated, based in part on the fair value of the reporting unit as determined during step one, less the fair value of its net assets. The shortfall of calculated goodwill from step two and the carrying value of goodwill attributable to the reporting unit represents the amount of goodwill impairment.

Differences also arise upon the calculation of goodwill under UK and US GAAP due to differences in determining net asset values at the time of acquiring subsidiaries.

Pension costs In the Group’s consolidated financial statements, pension costs are accounted for in accordance with SSAP 24, with costs being charged to income over employees’ estimated working lives. Under US GAAP, pension costs are determined in accordance with the requirements of SFAS 87 “Employers’ Accounting for Pensions” and SFAS 88 “Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits”. Differences between the UK and US GAAP figures arise from the requirement to use different methods and assumptions for valuing scheme assets and a different method of amortising surpluses or deficits.

Deferred taxation Under UK GAAP, FRS19 requires deferred tax to be provided in full on all liabilities. Deferred tax assets are recognised to the extent it is regarded as more likely than not that there will be suitable taxable profits from which the future reversal of the underlying timing differences can be deducted. Under US GAAP, deferred tax assets and liabilities are recognised for the estimated future tax consequences of events attributable to differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases and operating and capital loss and tax credit carry forwards.

Deferred tax assets and liabilities are reduced through the establishment of a valuation allowance at such time as, based on available evidence, it is more likely than not (a likelihood of more than 50%) that the deferred tax assets will not be realised. The resulting adjustment from UK GAAP to US GAAP relates to the timing of the recognition of certain deferred tax assets related to losses, as well as the tax effect on the other reconciling items.

Other In the Group’s consolidated financial statements, immaterial differences arise between UK and US GAAP. These differences relate to the required accounting treatments for leasing transactions, share option costs, restructuring and relocation charges, derivative instruments, loss contingencies, long-lived assets and capitalised interest. The net effects of these GAAP differences are disclosed as “Other” in the tables below.

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66
Enodis annual report + accounts 2004
US GAAP reconciliation

The effects of the differences between UK GAAP and US GAAP on net profit/(loss) and equity shareholders’ funds are as follows:

	53 weeks to	52 weeks to
	2 October	27 September
	2004	2003
	£m	£m

Net profit/(loss)
Retained profit/(loss) in accordance with UK GAAP	43.9	9.4
Items (increasing)/decreasing UK GAAP operating profit/(loss)*
Goodwill amortisation	12.1	13.5
Pension costs	(3.2)	2.2
Deferred taxation	(25.9)	(36.9)
Other	(1.4)	2.6

Net profit/(loss) in accordance with US GAAP before cumulative effect of accounting change	25.5	(9.2)
Cumulative effect of accounting change (SFAS 142)	–	(84.9)

Net profit/(loss) in accordance with US GAAP	25.5	(94.1)

	2004	2003
	£m	£m

Equity Shareholders’ funds
Equity Shareholders’ funds as reported in accordance with UK GAAP	196.7	160.6
Items increasing/(decreasing) equity shareholders’ funds*
Goodwill amortisation	85.4	79.2
Pension costs	31.4	(9.2)
Deferred taxation	(11.8)	32.4
Other	2.3	(1.2)

Equity Shareholders’ funds in accordance with US GAAP	304.0	261.8

*All adjustments exclude the effect of taxes, with all tax related adjustments included within the taxation line item.

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67 Enodis annual report + accounts 2004	Other unaudited information

i) Reconciliation of like-for-like information

The effect of foreign exchange is calculated by retranslating prior year ongoing Food Equipment results at rates used to translate current year results.

	53 weeks to	52 weeks to	Effect of
	2 October	27 September	foreign	Like-for-like
	2004	2003	exchange	27 September	Like-for-like
	£m	£m	£m	2003	%

a)Turnover
Food Service Equipment – North America	395.9	408.4	(39.5)	368.9	7%
Food Service Equipment – Europe/Asia	145.3	144.5	(0.5)	144.0	1%

Global Food Service Equipment	541.2	552.9	(40.0)	512.9	6%
Food Retail Equipment	103.5	110.8	(11.2)	99.6	4%

Food Equipment	644.7	663.7	(51.2)	612.5	5%

b) Operating profit before exceptional items,
goodwill amortisation, property and corporate costs
Food Service Equipment – North America	51.3	50.7	(4.9)	45.8	12%
Food Service Equipment – Europe/Asia	6.7	10.2	(0.1)	10.1	(34%	)

Global Food Service Equipment	58.0	60.9	(5.0)	55.9	4%
Food Retail Equipment	7.1	4.0	(0.5)	3.5	103%

Food Equipment	65.1	64.9	(5.5)	59.4	10%

ii) Reconciliation of non-UK GAAP measures

				53 weeks to	52 weeks to
				2 October	27 September
				2004	2003
				£m	£m

Adjusted operating profit/(loss)
Operating profit/(loss)				41.9	34.5
Add back
Goodwill amortisation				12.2	13.8
Exceptional profit/(loss)				3.2	12.5

Adjusted operating profit/(loss)				57.3	60.8

				53 weeks to	52 weeks to
				2 October	27 September
				2004	2003
				£m	£m

Adjusted Group profit/(loss) before tax
Profit/(loss) before tax				25.3	15.9
Add back
Goodwill amortisation				12.2	13.8
Exceptional items				3.7	9.2

Adjusted Group profit before tax				41.2	38.9

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68 Enodis annual report + accounts 2004	Five year summary

All figures in £m except where otherwise indicated.

	2000	2001	2002	2003
	(restated(i))	(restated(i))	(restated(i))	(restated(i))	2004

Group turnover	1,190.2	1,092.0	793.2	679.4	656.1

Earnings and dividends:
Profit before interest, tax, depreciation, amortisation and
exceptional items	163.5	122.6	83.3	73.2	68.8
Profit/(loss) before interest and tax	121.3	(66.0)	(47.8)	37.8	44.1
Profit before tax, amortisation and exceptionals	102.2	63.8	38.3	38.9	41.2
Profit/(loss) before taxation	83.8	(107.9)	(85.5)	15.9	25.3
Profit/(loss) after tax	79.8	(119.3)	(86.5)	9.5	44.0
Adjusted(ii) diluted earnings per share	28.3p	18.2p	10.3p	8.0p	8.6p
Dividends per share (net)	13.75p	2.0p	–	–	–

Ratios:
Operating margin (excluding amortisation and exceptional items)	11.7%	9.1%	8.5%	8.9%	8.7%
Interest cover (excluding amortisation and exceptional items)	3.7x	2.8x	2.3x	2.8x	3.6x

Assets employed:
Intangible fixed assets
– goodwill	412.7	310.2	235.4	208.8	182.3
Tangible fixed assets	171.8	111.4	88.0	81.6	78.0
Investments	4.8	4.9	4.9	4.0	3.3
Deferred tax	31.7	26.9	25.3	23.8	47.2
Net current assets	35.4	118.2	60.6	47.3	56.5

	656.4	571.6	414.2	365.5	367.3

Financed by:
Share capital	125.0	125.1	200.2	200.2	200.5
Reserves	118.1	(12.3)	(44.4)	(39.6)	(3.8)

Equity shareholders’ funds	243.1	112.8	155.8	160.6	196.7
Other	413.3	458.8	258.4	204.9	170.6

	656.4	571.6	414.2	365.5	367.3

US dollar rate to £1
– Average	1.55	1.44	1.47	1.60	1.79
– Year end	1.48	1.47	1.55	1.66	1.80

(i)	Prior year figures have been restated to reflect the Group’s adoption of UITF 38 (see notes 12 and 21).
(ii)	Adjusted diluted earnings per share is diluted earnings per share adjusted for the effects of goodwill amortisation, exceptional items and deferred taxation.

Holders of Company securities

Shareholders and analysis

The issued ordinary share capital of Enodis plc at 2 October 2004 was £200,529,403.50 in 401,058,807 ordinary shares of 50p each, held by 6,277 holders.

	Holders	Holders	Number	Percentage
	Number	%	of shares	of capital

Bank/Nominee	639	10.18	372,895,207	92.98
Insurance companies	6	0.10	1,202,602	0.30
Investment trust	9	0.14	93,953	0.02
Pension trust	5	0.08	876,779	0.22
Other corporate bodies	6	0.10	1,237,340	0.31
Other companies	88	1.40	15,155,257	3.78
Individuals	5,524	88.00	9,597,669	2.39

Totals	6,277	100.00	401,058,807	100.00

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IBC Enodis annual report + accounts 2004	Financial calendar 2004/05

Year’s results – 2004	Announced 23 November 2004
First quarter results – 2005	15 February 2005
Annual General Meeting	16 February 2005
Half year’s results – 2005	17 May 2005
Third quarter results – 2005	9 August 2005
2005 year end (52 weeks)	1 October 2005
Year’s results – 2005	22 November 2005

Corporate information

Company Secretary

D R Hooper

Registered Office

Washington House 40-41 Conduit Street London W1S 2YQ

Registration details

Registered in England and Wales No. 109849

Registrar

Computershare Investor Services PLC PO Box 82 The Pavilions, Bridgwater Road Bristol BS99 7NH +44(0) 870 702 0000 Website: www.computershare.com

American Depositary Receipt facility

Enodis plc ordinary shares are traded on The New York Stock Exchange in the form of American Depositary Shares (ADS’s) using the symbol ENO. Each ADS represents four Enodis plc ordinary shares. The ADS programme is administered by the Bank of New York and enquiries should be directed to them at the address shown. An annual report on Form 20-F for the Company is filed with the US Securities and Exchange Commission.

ADR Depositary

The Bank of New York 101 Barclay Street, 20th Floor New York, NY 10286, USA +1-888-BNY-ADRS (toll free) Email via website at www.adrbny.com

Internet

Information on Enodis plc is available on our website: www.enodis.com

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Enodis plc
Washington House
40-41 Conduit Street
London W1S 2YQ

T +44(0)20 7304 6000
F +44(0)20 7304 6001
www.enodis.com

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SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENODIS PLC

December 16, 2004	By:	/s/ David McCulloch
	Name:	David McCulloch
	Title:	Chief Executive Officer